SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02027561

FORM 6-K

SEC MAIL PROCESSING RECEIVED
APR 19 2002
WASH. D.C. 155 SECTION

P.E.
4-1-02

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2002

EKSPORTFINANS ASA
(Translation of registrant's name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40 F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

PROCESSED
MAY 03 2002
THOMSON FINANCIAL

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 17, 2002

EKSPORTFINANS ASA

Tor F. Johansen
President and Chief
Executive Officer

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.
1.	Eksportfinans ASA Annual Report 2001	4

Annual Report 2001



EKSPORTFINANS



The photos in this Annual Report illustrate everyday life in 1962 – the year in which Eksportfinans was established

THE PRIME MINISTER



Oslo, 7 February 2002

For 40 years Eksportfinans has played a major role for Norwegian companies operating in the export markets. During this period the global economy has had its ups and downs, and Eksportfinans' financing solutions have always been a key factor for the Norwegian export industry. Today, the world is facing great challenges, both political and economic, and developments in the period ahead will also be of importance for the export industry. Eksportfinans will continue to occupy a central position, and both the company and its customers face a wide range of tasks.

In the 1960s, internationalization and globalization were virtually unknown concepts, but today they characterize the world in which we live. The financing that exporters can offer as part of the total package is an important competitive factor, and one that carries a great deal of weight in the international marketplace. It is precisely this kind of competitive financing that Eksportfinans can offer Norwegian companies.

In a Norwegian context, Eksportfinans has a unique position in the international capital markets. With its professionalism and sound capital base, I am convinced that the institution will continue to maintain its strong position in the future – for the benefit of the Norwegian export industry.

I congratulate Eksportfinans on its 40th anniversary and wish it continued success in the coming years.

Kjell Magne Bondevik

HIGHLIGHTS 2001

- In January Kommunekreditt Norge AS moved into its new head office in Trondheim.

- Eksportfinans' Open House was held in February, bringing together around 400 participants from the export industry, the banking community and the public sector. For the first time the event was arranged in close collaboration with GIEK (the Norwegian Guarantee Institute for Export Credits).

- The internet portal www.midler.no was launched in March. The portal provides a good overview of the various schemes available in Norway for financing of exports and international investments.

- The largest single bond issue ever – a USD 750 million five year global bond issue – was launched by Eksportfinans in May.

- The Norwegian State purchased a 15 percent shareholding in Eksportfinans in July.

- In August Eksportfinans launched a web site in Japanese for the benefit of the company's Japanese investors.

- A loan of USD 210 million to the Dominican Republic was accepted in September. The loan will finance a project involving irrigation, water supply, flood prevention and power supply. The work will be carried out by a consortium headed by the Norwegian company NCC International AS.

- The international rating agency Fitch IBCA accorded Eksportfinans the top credit rating AAA in October. The company was also given a rating of 2 for expected government support and the individual rating A. Eksportfinans is one of two financial institutions in the world to be accorded this strong rating from Fitch IBCA.

- In December Kommunekreditt's total assets reached NOK 25 billion.

- The OECD adopted a new, modernized scheme for government-supported ship financing in December. Eksportfinans has been given the responsibility to manage the scheme in Norway.

KEY FIGURES

PARENT COMPANY				GROUP		
2001	2000	1999	(NOK millions)	**2001**	2000	1999
249	251	212	Net income after taxes	**249**	251	212
85,120	79,301	69,823	Total assets	**85,128**	79,305	69,979
10.9 %	11.7 %	10.7 %	Return on equity after taxes	**10.9 %**	11.7 %	10.7 %
0.10 %	0.11 %	0.12 %	Net operating expenses/average assets	**0.13 %**	0.12 %	0.12 %
6,289	6,377	6,929	New loans	**16,036**	17,025	10,784
24.6 %	27.0 %	30.0 %	Capital adequacy	**25.0 %**	27.7 %	30.5 %
28.0 %	23.5 %	19.7 %	Public sector borrowers/guarantors	**62.6 %**	51.0 %	36.1 %





ADMINISTRATION

Tor F. Johansen
President and CEO

KOMMUNEKREDITT NORGE AS

Bjarne Jensen
Managing Director

STRATEGY/ INFORMATION

Arnulf V. Arnøy
Executive Vice President

- Strategy
- Information and internet
- IT and systems

FINANCE

Mai-Lill Ibsen *)
Executive Vice President

- Funding
- Treasury
- Middle Office
- Back Office
- Risk Management

*) Until March 31, 2002.
From April 1, 2002: Olav Tore Breilid, Executive Vice President

LENDING

Ole-Jacob Lund
Executive Vice President

- Industry
- Maritime
- Credit administration
- Advisory Services

LEGAL

Jens Olav Feiring **)
Executive Vice President

- Legal services
- Secretariat for the Board of Directors

**) Deputy CEO from April 1, 2002

CONTROLLER

Kjell Danielsen
Executive Vice President

- Financial control
- Administration

BUSINESS PHILOSOPHY

Eksportfinans is the joint institution of the banks and the Norwegian Government whose purpose is to develop and offer competitive, long-term financial services to the export industries and the local government sector.

FIVE PRIMARY OBJECTIVES

Eksportfinans shall:

- be the customers' first choice as a supplier of financial services within the different areas of activity, and a center of expertise for its clients
- be a resourceful business partner and a good investment for its owners
- be an attractive and challenging place of work for its employees
- be the authorities' first choice when allocating agency roles for the Norwegian government within defined areas of activity
- maintain a high credit rating for its investors founded on a strong capital base, the long-term nature of its operations, good profitability and a low risk profile.

THIS IS EKSPORTFINANS

Eksportfinans is celebrating its 40th anniversary this year, as it was established in 1962 by the Norwegian banks. The company is a joint institution for its owners, and its purpose is to develop and offer competitive, long-term financial services to the export industries and the local government sector.

AGENT OF THE NORWEGIAN GOVERNMENT A number of government support schemes related to the export industry are handled by Eksportfinans. The institution has managed the official Norwegian scheme for export financing since 1978. In 2001 Eksportfinans was also awarded the responsibility for the new OECD based ship-financing scheme in Norway, on behalf of the Norwegian government.

The scheme for grants in connection with ships built at Norwegian yards has also been managed by Eksportfinans. The scheme was terminated for new contracts from 2001, but grants related to existing contracts will be disbursed until 2003.

In addition to managing programs on behalf of the Ministry of Trade and Industry, as well as cooperating with the Norwegian Agency for Development Cooperation – NORAD, Eksportfinans maintains close relations with the Ministry of Foreign Affairs and the Ministry of Finance on matters of mutual interest. Several consulting assignments are carried out upon request from Norwegian authorities.

LOANS Norwegian export contracts are financed with medium and long-term export credits to foreign buyers. The credits are given by Eksportfinans on government-supported terms, or on commercial terms if that proves to be more favorable.

Loans on market terms are extended to finance initiatives aimed at promoting Norwegian exports or other international activities involving Norwegian enterprises.

A wide range of local government investments and activities is financed through Eksportfinans' wholly owned subsidiary Kommunekreditt Norge AS.

FINANCIAL INVESTMENTS Substantial financial reserves are held in the form of investments. This ensures required liquidity related to commitments for future loan disbursements.

FUNDING Commercial paper and Medium Term Notes issued in markets worldwide fund the asset side of Eksportfinans. In 2001, US dollars was the dominating funding currency.

LEGAL SERVICES In-house legal expertise establishes and maintains loan agreements, funding documentation and other documentation with Norwegian and foreign legal entities.

RISK MANAGEMENT In order to maintain the highest credit ratings, thorough monitoring and analysis of different risk elements is essential. Eksportfinans has a conservative risk attitude. Financial institutions acting as loan guarantors, or counterparties in connection with other financial transactions, have to meet certain defined legal and credit criteria. All export loans are credit enhanced. Credit risk related to loans to the local government sector is limited. According to Norwegian law, local government entities in Norway cannot go bankrupt. Interest rate risk is managed on a portfolio basis, while foreign exchange risk is managed on a transactional basis through the use of financial derivatives. Detailed information on Risk Management can be found on page 44.

OWNERS Almost all commercial banks and savings banks throughout Norway are owners of Eksportfinans. Furthermore, the Norwegian government became part owner in 2001, with a 15 percent share. The ownership of two major shareholders by other Nordic banks has resulted in a certain indirect international ownership in Eksportfinans.

A close working relationship with the owners are maintained to meet customer requirements in connection with loan engineering, guarantees and loan administration. Eksportfinans' commercial lending is a supplement to bank financing. An in-depth description of the relationship between Eksportfinans and its owners is given on page 46.

SHAREHOLDER POLICY In addition to the Norwegian government, only banks may own shares in Eksportfinans. The share turnover is minimal. Three shareholders, Den norske Bank, Nordea and Union Bank of Norway, all own more than 20 percent each of Eksportfinans. The owners are listed on page 40.

Due to the fact that Eksportfinans is a specialized financial institution, the company has been granted dispensation from the Ownership Limitation Rule of the Norwegian Financing Activity Act. The Ownership Limitation Rule states that no one can own more than 10 percent of a financial institution.

PUBLIC REGULATION Statutory and other regulations applicable to financial institutions also govern Eksportfinans' activities. Consequently the by-laws of Eksportfinans are subject to approval by the authorities. A minimum equity level is required, and calculated according to the rules set by the Bank for International Settlements (BIS).

ANNUAL REPORT


15
10
5
0
97 98 99 00 01

Loan disbursements (NOK billions)

- ☐ Commercial loans; local government sector
- ☐ Commercial loans; export related acitivity
- ▤ Government-supported loans

MAIN FEATURES Despite the turbulence in the global economy and the finanancial markets, 2001 was a good year for Eksportfinans.

The group offers financial services to the Norwegian export industries and to the local government sector. The head office is in Oslo, while the subsidiary, Kommunekreditt Norge AS, is based in Trondheim.

Net income before taxes amounted to NOK 343 million, an improvement of NOK 27 million on 2000. However, taxes for 2001 were higher than in the previous year and net income after taxes was therefore lower this year. Return on equity after taxes for the group was 10.9 percent. The capital adequacy at year-end stood at 25.0 percent.

Aggregate loans at year-end totaled NOK 51.5 billion, against NOK 49.1 billion at the end of 2000. Loans to the export industries accounted for NOK 26.8 billion and the local government sector NOK 24.7 billion. As the figures show, local government lendings have become a significant area of activity for the group.

In July, the Norwegian State, represented by the Ministry of Trade and Industry, became a co-owner of Eksportfinans through its acquisition of 15 percent of the institution. The entry of the State on the ownership side is a confirmation to the international capital market of the important role played by Eksportfinans in implementing government policy on trade and industry. This is also important for the institution's funding activities. Favorable funding ensures that Eksportfinans can extend competitive loans to its customers.

Eksportfinans' international rating is Aaa from Moody's, AAA from Fitch IBCA and AA+ from Standard & Poor's. In the domestic Japanese bond market, Eksportfinans is equated with the Kingdom of Norway and enjoys status as a sovereign entity.

The Board's proposed allocation of the profit for the year:

(NOK millions)	
Allocated to other equity	114
Allocated to reserve for valuation variances	10
Dividends	125
Total	249

LENDINGS The institution's lending activities are focused on two different sectors, which have a number of common characteristics. Both the export industry and the local government sector have a preference for long-term, predictable funding, which Eksportfinans is able to provide through its loans. The two areas have become relatively similar in terms of volume, thus providing the institution with two secure legs to stand on. Future strategy will be directed at maintaining two sound business areas.

New loans in 2001 totaled NOK 16.0 billion, 6 percent down on the previous year. Of this, the local government sector accounted for NOK 9.7 billion and the export industry NOK 6.3 billion.

Loans to the export industry The financing of export contracts is one of the institution's core products. In 2001, total disbursements in this area were 44.4 percent down on the previous year. However, the projects where Eksportfinans is involved often have a very long preparation phase, so that payments in any one year are the result of work done in the previous year, or even earlier. 2001 was a very active year, with a number of new loan projects under consideration. Consequently, the volume of accepted loans for disbursement in coming years is higher than normal.

The maritime sector is important for Eksportfinans, and there is an increasing level of business with companies in the aquaculture and offshore sectors. Exports of fish farming equipment are growing, and Eksportfinans has extended loans in connection with sales of Norwegian fish farming equipment to a number of countries. Chile and Portugal are especially prominent as buyers of Norwegian equipment and technology.

In the spring of 2001, after long negotiations, Eksportfinans signed a framework agreement with Pemex, the Mexican national oil company, for financing of Norwegian offshore contracts. In the subsequent period, several export projects have been completed with Pemex. Facilities of this kind help Norwegian exporters to improve their competitive position in the international market.

In 2001, the institution gave much consideration to the matter of covering the so-called residual risk. This is the part of a loan that cannot be covered under the schemes provided by GIEK (the Norwegian Guarantee Institute for Export Credits). Eksportfinans serves its clients best by having a variety of loan hedging alternatives. The insitution has thus worked out several new hedging products and guarantors. This is a prioritized area, which will be developed further in 2002. It should also help Norwegian export companies to secure more contracts.

In the last 15 years, mixed credits have played an important role for Norwegian companies engaged in exports to developing countries. However, the scheme was abolished on January 1, 2002 and replaced by so-called untied credits. The authorities have not yet established a mechanism for the practical management of these loans. How the scheme is going to function is therefore a matter of uncertainty at present. If the authorities want Norwegian companies to contribute to the development of trade and industry in southern regions, it seems counterproductive if several years pass before a mechanism is in place to promote such an initiative, especially when the funds have already been made available.

The government cash subsidy scheme related to shipbuilding, which has been managed by Eksportfinans on behalf of the Norwegian authorities, was abolished with effect from year-end 2000, under an international agreement. This resulted in a boom in shipbuilding contracts in the period up to December 31, 2000, and consequently very few ships were contracted in 2001.



Øyvind Birkeland
Cato A. Holmsen

Eksportfinans is working actively on the financing of the ships ordered before the subsidy scheme was abolished. Disbursements in connection with these projects will take place in the period 2002 – 2003.

For several years, the OECD countries have been considering ways of modernizing the government-supported ship-financing scheme, and under an agreement reached in December 2001 they are now able to offer ship financing in line with financing of other exports of capital goods. A representative from Eksportfinans, acting on behalf of the Norwegian authorities, led the OECD work. In Norway, Eksportfinans has been chosen to manage the scheme. In practice, this will be effected through an expansion of the so-called 108-scheme for financing of export contracts, which Eksportfinans operates on behalf of the Ministry of Trade and Industry.

Eksportfinans' close cooperation with Norwegian banks is a key element of the institution's export-related activity. Over the years, Eksportfinans has established cooperation agreements with several banks, which makes it easier for the banks to offer export financing to Norwegian companies. The scope of this activity is growing, and in 2001 new disbursements under the agreements were 41.7 percent up on the previous year.



15
10
5
0
97 98 99 00 01

Annual funding (NOK billions)

- Other currencies
- EUR
- JPY
- USD
- NOK

Loans to the local government sector

Kommunekreditt's loan portfolio totaled NOK 24.7 billion at year-end 2001, up NOK 7.0 billion from the start of the year.

Kommunekreditt is financed through funding arranged by Eksportfinans in the Norwegian and international capital markets. This provides loans on favorable terms, which are passed on to local government borrowers. Among various applications, new loans in 2001 were used for new residential care facilities and nursing homes, schools, kindergartens, cultural centers, water, drainage and cleansing plants, as well as roads and other infrastructure.

The customer base continued to grow in 2001, and the company is now the second-largest provider of long-term loans


Erik Borgen


Baard Syvrist
Tor F. Johansen


Thomas Borgen

to the Norwegian local government sector. In 2000 and 2001 Kommunekreditt provided the largest proportion of new loans taken up by the local government sector.

With nationwide activities, Kommunekreditt's customer portfolio includes as many as 316 of Norway's 454 local and county authorities, as well as local, county and inter-county authority companies.

Kommunekreditt presents its own annual report.

FUNDING In 2001, Eksportfinans raised more long-term funding than ever before. This was in spite of turbulence throughout the year, and the events in the fall that made it difficult to engage in any major activity in the international capital markets.

In May the institution launched its largest transaction ever – a five years global bond issue of 750 million US dollars. In line with the global format, the bonds were sold to American, European and Japanese investors, with central banks constituting a major investor group.

The year again saw the successful launch of issues in new markets and new currencies. For the first time, Eksportfinans raised funds in South African rand. The issue was sold to investors on the European continent. The institution also issued loans in US dollars, Hong Kong dollars, Japanese yen, Swiss francs, euro and Norwegian kroner. The US dollar was the dominating funding currency in 2001, accounting for 58 percent of total loans issued.

Capital sources at December 31, 2001 (NOK millions)



- 25 956 Short-term notes and other liabilities
- 2 306 Long-term notes NOK
- 51 621 Long-term notes other currencies
- 5 245 Risk capital

Distribution of net interest income in 2001 (NOK millions)



- 2 Commissions and net gains on securities and foreign exchange
- 115 Net operating expenses
- 94 Taxes
- 125 Dividends
- 124 Allocated to shareholders' equity

Assets at December 31, 2001 (NOK millions)



- 32 700 Securities
- 4 946 Government-supported loans
- 46 560 Commercial loans
- 922 Other receivables and fixed asse


2000
1500
1000
500
0
97 98 99 00 01

Equity and reserves (NOK millions)

☐ Reserves
☐ Share capital

In October, Eksportfinans was accorded the highest possible credit rating, AAA, from the international rating agency Fitch IBCA. In addition, the institution received the rating 2 for expected government support on a scale from 1 (government guarantee) to 5 (no support). The individual rating A was given for financial strength, on a scale from A to E. Eksportfinans is one of two financial institutions to have received such a strong credit rating from Fitch IBCA. The institution already had the top rating Aaa from Moody's – a rating that was maintained after a new assessment in 2001. From Standard & Poor's Eksportfinans has the rating AA+ following a downgrading in June. The change was the result of new internal guidelines at Standard & Poor's for rating of government-linked institutions.

In December, Eksportfinans received renewal of its sovereign status in Japan. The group has thus again gained access to the domestic bond market in Japan, with status equivalent to that of a government borrower. Eksportfinans lost this status in February 2001, due to the reduced level of government ownership of the banks that own Eksportfinans. The Norwegian State's purchase of a 15 percent shareholding in Eksportfinans was decisive in the process aimed at gaining renewed access to this part of the Japanese market.

Since the institution was without its sovereign status in Japan for large parts of the year, relatively little use was made of the short-term Euro Medium Term Note (EMTN) facility compared with previous years. Transactions in 2001 amounted to USD 335 million, against USD 2.6 billion in 2000.

RESULTS Net interest income amounted to NOK 460 million in 2001, an improvement of NOK 35 million on the previous year. The increase was due to a higher level of total assets and a higher average interest rate margin than in 2000. The improved interest rate margin was mainly due to a number of specific transactions in 2001.

Commissions payable and the costs of banking services were NOK 13 million lower in 2001 as a result of specific costs in the preceding year. Payroll and general administrative expenses totaled NOK 98 million, against NOK 92 million in 2000.

The depreciation charge amounted to NOK 12 million, against NOK 8 million in 2000. The increase was mainly due to investments in IT systems.

2001 was another year with no losses on loans or financial investments. During the year claims were presented under existing guarantees for nine loans.

In accordance with section 3-3 of the Accounting Act (Norway), it is confirmed that the annual accounts have been prepared on a going concern basis.

BALANCE SHEET At year-end total assets stood at NOK 85.1 billion, the highest ever. Loans and receivables due from customers totaled NOK 50.2 billion, while loans and receivables due from credit institutions amounted to NOK 4.5 billion. Of this, NOK 1.3 billion relates to ordinary loans, which were established as receivables due from credit institutions. This is due to common practice in connection with loans to certain development countries.

The portfolio of interest-earning securities, consisting of commercial paper and bonds, amounted to NOK 29.5 billion. Net funding consisting of commercial paper and bonds totaled NOK 73.3 billion. This is after deducting reacquired debt of NOK 3.1 billion.

Maintaining a first-class rating is an overriding objective for Eksportfinans, and a high capital adequacy ratio is therefore necessary. At year-end this ratio stood at 25.0 percent, against 27.7 percent a year earlier. The decline was related to the increase in total assets, but the risk capital ratio is significantly above the statutory minimum requirement of 8.0 percent.

In 2001 the Norwegian State purchased a 15 percent shareholding in Eksportfinans under a private placement for NOK 239 million. The shareholdings held by the bank owners was therefore slightly reduced. Following this issue, Eksportfinans has a share capital of NOK 1,594 million. In connection with the issue a share premium of NOK 162 million was paid in and is included in the share premium reserve in the balance sheet. After paying an extraordinary dividend of NOK 374 million to the bank owners, the issue resulted in a net increase of NOK 27 million in shareholders' equity.

RISK MANAGEMENT In order to be able to perform in the best possible way for its clients, and in order to ensure that its execution of administrative and management functions on behalf of the Norwegian State is as cost-efficient as possible, it is in the interest of both Eksportfinans and its owners that the group has the highest possible rating. This is therefore a clearly stated objective and the approach to risk is thus conservative.

Credit risk Eksportfinans seeks to ensure that its credit counterparties have high credit quality. The vast majority of counterparties are sovereign states, financial institutions, and Norwegian local and county authorities. Throughout the years, no losses have ever occurred, and the Board believes that there is very little likelihood of losses in the future. Credit assessment procedures are being further developed, and the institution is focused on providing solutions that can help to strengthen the competitiveness of its customers. In this connection, new ways of covering risk are evolving. Although this may change the pattern of risk in the longer term, it will not weaken the overall risk profile.

Market risk The risk of losses due to changes in exchange rates is covered primarily by matching liabilities and assets in each currency, mostly through the use of financial derivatives. The total foreign currency positions are shown in note 34.

The overall interest rate exposure is covered in the parent company. Kommunekreditt receives funding from the parent company that matches the interest rate structure of Kommunekreditt's lendings.

All interest and exchange rate risks related to lending, funding and liquidity under the 108-scheme are fully covered under the agreement with the Norwegian government.

Operational risk The Board has established overall guidelines and procedures, with annual updating, for the various types of activity and risk. This is supplemented by administrative guidelines and procedures. Eksportfinans is also in the process of implementing the internal control regulations which apply to banks, even though these regulations do not formally apply to the company.

Further analysis of the institution's risk management appears on page 44.

ADMINISTRATIVE ISSUES Øyvind Birkeland was appointed chairman of the Board in March when Leif Teksum withdrew at his own wish. Stein Wessel-Aas and Svein Sivertsen also left the Board in March. The Board wishes to express its deep thanks to the three for their contribution to the development of Eksportfinans over a number of years. Baard Syrrist (Nordea), Erik Borgen (DnB) and Thomas Borgen (Fokus Bank) were elected to the Board in March.

As a consequence of the Norwegian State's shareholding in Eksportfinans, the Council of Representatives was extended in November to include two government-appointed members. Apart from the shareholding acquired by the State, there were only minor changes in ownership of the institution in 2001.

The sickness absence rate corresponded to 4.4 percent (998 man-days) of the Group's total working hours in 2001.

Improvements directed at the physical and social aspects of the work environment is a continous process, and a work environment survey was carried out during the year. The conclusion reached by the company health service was satisfactory. During 2001 there were no reports of accidents that resulted in personal injury or material damage. The Work Environment Committee convened four times in 2001.

Eksportfinans' activities have no negative effect on the external environment.

During the year, active steps were taken to install a new IT system for financial transactions. Substantial personnel resources were required, and this was achieved mainly through internal allocation of the tasks involved. The project has helped to raise the level of internal expertise while at the same time presenting new challenges at an individual level. The new system should be fully operative in the second half of 2002, while the work of establishing new accounting and lending systems will continue in 2003.

A new customer support system was

installed in 2001 and plays an important role in ensuring that customer follow-up is carried out effectively. Efforts to raise IT skills within the group were intensified through courses and the offer of home PCs to all employees.

Effective from January 1, 2002 the institution introduced a new approach to working hours and the place of work, focusing more on results than time. Employees also enjoy a greater degree of flexibility in determining where they wish to carry out their work.

PROSPECTS The institution's lending activities relate to the export industries and the local government sector, and further development in both areas is planned in the period ahead.

Structural changes within the finance industry and the challenges in the export and local government sectors are important factors in planning for the future. In the last few years, the Board has been engaged in ensuring that the institution has the optimal structure of ownership for its sphere of activity. This process will continue to be a key focus of attention.

In order to ensure that the customers get the best and most competitive solutions, it is decisive for Eksportfinans that government policy and the regulatory environment are designed to promote the institution's activities and role, and that the best possible funding can be arranged. The export industry's financing requirement is affected by developments in the international economy. Recessions mean that fewer export projects are initiated. Conversely, experience shows that in a downturn the export industry needs a higher level of public export credits, since the private sector in the buyer countries is weakened and international banks are less inclined to accept risk. The overall outlook for the institution's export-related activity is therefore somewhat undetermined.

In the local government sector major building projects lie ahead, including nursing homes, care centers and residential facilities, schools, roads, water, drainage and cleansing plants. Eksportfinans plans to be actively involved in financing projects of this kind. In close cooperation with local authorities, municipal companies and the owner banks the institution will be targeted on finding the best possible financial solutions for the local government sector.

Oslo, February 7, 2002

Øyvind Birkeland
Chairman

Cato A. Holmsen
Deputy Chairman

Erik Borgen

Thomas Borgen

Åse Aulie Michelet

Baard Syrrist

Tor F. Johansen
President & CEO

ACCOUNTS

CONTENTS

STATEMENTS OF INCOME

PARENT COMPANY				GROUP	
2001	2000	(NOK thousands)	Note	**2001**	2000
1,638,166	1,406,233	Interest and related income on loans and receivables due from credit institutions		**244,471**	605,517
922,240	2,107,348	Interest and related income on loans and receivables due from customers		**2,383,790**	2,947,262
2,080,229	2,445,325	Interest and related income on securities		**2,080,229**	2,445,325
8,659	5,654	Other interest and related income		**8,659**	5,654
4,649,294	5,964,560	Total interest and related income		**4,717,149**	6,003,758
4,073,145	5,341,386	Interest and related expenses on short-term and long-term debt		**4,073,145**	5,344,018
112,403	151,045	Interest and related expenses on subordinated debt		**112,170**	151,045
59,361	76,305	Interest and related expenses on preferred capital securities		**59,361**	76,305
12,115	7,179	Other interest and related expenses		**12,257**	7,274
4,257,024	5,575,915	Total interest and related expenses		**4,256,933**	5,578,642
392,270	388,645	NET INTEREST INCOME		**460,216**	425,116
32,265	16,592	Income on investments in group companies		**0**	0
6,896	20,325	Commissions and expenses related to banking services	3	**6,921**	20,365
10,584	(513)	Net gains/(losses) on securities	4	**10,584**	(513)
(5,846)	13,045	Net gains/(losses) on foreign currencies	4	**(5,846)**	13,045
4,738	12,532	Total gains/(losses) on securities and foreign currencies		**4,738**	12,532
14,357	6,882	Other income	5	**6,416**	6,291
87,325	82,032	Salaries and other administrative expenses	6,7,8	**98,464**	91,923
9,962	6,318	Depreciation on fixed assets	10	**11,899**	7,910
9,312	6,864	Other expenses	11	**10,630**	7,474
0	0	Realized loan losses	12	**0**	0
330,135	309,112	NET INCOME BEFORE TAXES		**343,456**	316,267
81,275	57,786	Income taxes	13	**94,596**	64,941
248,860	251,326	NET INCOME AFTER TAXES		**248,860**	251,326
		Allocations			
124,430	125,969	Dividends			
10,265	4,592	Allocated to reserve for valuation variances			
114,165	120,765	Allocated to other equity			
248,860	251,326	TOTAL ALLOCATIONS			

BALANCE SHEETS

PARENT COMPANY				GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	Note	Dec 31, 2001	Dec 31, 2000
		ASSETS			
10	37	Cash		10	37
28,841,443	21,690,084	Loans and receivables due from credit institutions	12,14,15,16	4,450,502	4,347,945
25,481,290	30,042,714	Loans and receivables due from customers	12,15,16	50,206,202	47,737,833
1,271,766	2,252,794	Securities issued by governments and municipalities		1,271,766	2,252,794
28,276,948	23,485,856	Securities issued by others		28,276,948	23,485,856
29,548,714	25,738,650	Total securities	4,17	29,548,714	25,738,650
430,211	419,946	Investments in group companies	18	0	0
0	0	Intangible fixed assets	19	3,370	4,752
149,492	128,796	Fixed assets	10	151,385	129,549
163,890	169,462	Other assets	20	133,725	152,998
489,108	1,094,218	Accrued interest receivable		617,497	1,176,210
16,191	16,619	Prepaid pension cost	8	16,191	16,619
505,299	1,110,837	Total prepayments and accrued revenues		633,688	1,192,829
85,120,349	79,300,526	TOTAL ASSETS		85,127,596	79,304,593
		LIABILITIES			
19,344,963	16,646,232	Commercial paper and short-term notes	21	19,344,963	16,646,232
56,996,000	56,501,426	Long term notes	22	56,996,000	56,501,426
(3,069,207)	(6,586,333)	Reacquired debt	22	(3,069,207)	(6,586,333)
73,271,756	66,561,325	Total short-term and long-term debt		73,271,756	66,561,325
6,094,810	6,330,064	Other liabilities	23	6,100,681	6,333,161
491,199	1,171,261	Accrued interest payable and deferred revenues	24	491,806	1,171,931
0	0	Pension liabilities	8	769	270
17,467	16,440	Deferred taxes	13	17,467	16,470
17,467	16,440	Accrued expenses and provisions		18,236	16,740
1,976,353	2,120,806	Subordinated debt	25	1,976,353	2,120,806
901,160	884,850	Preferred capital securities	26	901,160	884,850
82,752,745	77,084,746	TOTAL LIABILITIES		82,759,992	77,088,813
		SHAREHOLDERS' EQUITY			
1,593,532	1,354,500	Share capital	27	1,593,532	1,354,500
162,462	0	Share premium reserve	27	162,462	0
14,857	4,592	Reserve for valuation variances	27	0	0
596,753	856,688	Other equity	27	611,610	861,280
2,367,604	2,215,780	TOTAL SHAREHOLDERS' EQUITY		2,367,604	2,215,780
85,120,349	79,300,526	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		85,127,596	79,304,593

STATEMENTS OF CASH FLOWS

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
248,860	251,326	Net income after taxes	**248,860**	251,326
		Adjustments to reconcile net income after taxes to net cash provided by operating activities:		
(24,534)	(36,986)	Accrual of contribution from the Norwegian Government	**(24,534)**	(36,986)
18,674	43,892	Contribution paid by the Norwegian Government	**18,674**	43,892
(3,029)	(1,583)	Unrealized losses (reversal of unrealized losses) on securities	**(3,029)**	(1,583)
9,962	6,318	Depreciation	**11,899**	7,910
		Changes in:		
621,017	(17,419)	Accrued interest receivable	**574,620**	(103,742)
(32,265)	(16,592)	Income from investments in subsidiary	**0**	0
28,240	(25,541)	Other receivables	**23,432**	(28,380)
(1,129,602)	(312,304)	Accrued liabilities	**(1,117,866)**	(332,548)
(262,677)	(108,889)	TOTAL CASH FLOWS FROM OPERATING ACTIVITIES	**(267,944)**	(200,111)
(13,485,450)	(15,684,122)	Disbursements on loans	**(16,035,533)**	(17,024,988)
10,987,037	11,124,798	Principal collected on loans	**13,904,078**	12,784,251
(6,010,578)	2,715,507	Net increase in financial investments	**(6,010,578)**	2,605,941
12,000	7,000	Group contribution received	**0**	0
(31,004)	(3,776)	Purchases of fixed assets	**(32,745)**	(4,284)
346	3	Net proceeds from sales of fixed assets	**346**	206
(8,527,649)	(1,840,590)	TOTAL CASH FLOWS FROM INVESTING ACTIVITIES	**(8,174,432)**	(1,638,874)
3,834,880	3,386,105	Net increase in short-term debt	**3,834,880**	3,259,395
16,356,514	10,778,847	Proceeds from issuance of long-term debt	**16,356,514**	10,778,847
(9,846,963)	(12,167,147)	Principal payments on long-term debt	**(9,846,963)**	(12,167,147)
(36,884)	(56,473)	Payments to reacquire subordinated debt	**(36,884)**	(56,473)
(500,069)	(125,968)	Dividends	**(500,069)**	(125,968)
401,495	0	Stock subscription	**401,495**	0
10,208,973	1,815,364	TOTAL CASH FLOWS FROM FINANCING ACTIVITIES	**10,208,973**	1,688,654
3,247	88,807	Effect of exchange rate changes on cash and cash equivalents	**3,247**	88,807
1,421,894	(45,308)	NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**1,769,844**	(61,525)
294,043	339,351	CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**311,074**	372,599
1,715,937	294,043	CASH AND CASH EQUIVALENTS AT END OF YEAR	**2,080,918**	311,074

1. ACCOUNTING PRINCIPLES

The accounts are presented in accordance with generally accepted accounting practice and in line with accounting legislation and regulations.

Consolidation

The consolidated financial statements include the accounts of Eksportfinans ASA and its wholly owned subsidiary Kommunekreditt Norge AS. The consolidated accounts for the two companies are prepared applying the purchase method. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements. The acquisition of Kommunekreditt Norge AS is incorporated in the accounts of Eksportfinans ASA applying the equity method, which means that the income recorded by Kommunekreditt Norge AS is included as "Income from investments in subsidiaries".

Intangible assets (Goodwill)

Goodwill, representing the excess of the cost over the net tangible and identifiable intangible assets of acquired businesses, is stated at cost and is amortized on a straight-line basis over the estimated future periods to be benefited.

108 Agreement

Part of the company's activity is covered by an agreement with the authorities on the basis of Parliamentary Bill No. 108 (1977-78) (the 108 Agreement). The Agreement has been established so exporters of capital goods can be offered financing on terms that are in accordance with the OECD regulations. Interest income and interest expenses are stated in the accounts at the rates agreed under the agreement. The arrangement for covering the exchange rate risk and the interest rate differential established on the basis of the 108 Agreement entails the debiting or crediting of settlement accounts continuously throughout the year for realized payment differences related to lending and borrowing. Full coverage of interest- and exchange rate risk for borrowing, lending and liquidity is provided under the Agreement.

Derivatives

Financial derivatives are mainly used for hedging purposes in line with the company's risk management principles and practice as described in the Annual Report.

Derivative agreements are assessed applying general principles of valuation, unless otherwise described in the valuation of hedging accounting.

A description of the various instruments as well as the scope and a specification of the company's derivative agreements appears in note 33.

Hedging accounting

The aim of hedging is completely or partly to neutralize the effect of price changes on income. It is a fundamental accounting principle for posting of hedging accounting that gains and losses related to hedging instruments and the underlying items hedged are recorded symmetrically in the statements of income.

The company has applied the hedging accounting as the valuation principle for derivatives used to hedge the market risk attached to lending and funding. In this connection, derivatives are valued at historical cost.

Derivatives classified as hedging accounting to cover the market risk attached to securities, are included in the portfolio valuation of the portfolio of the items hedged.

The effect on income of interest rates under derivative agreements is classified along with the underlying hedged items under interest income and interest expenses in the statement of income.

Investments in securities

The trading portfolio consists of securities classified as short-term investments which are traded on a stock exchange or in a regulated market and that have been acquired for trading purposes. The trading portfolio is valued at market value. The portfolio includes derivatives used to manage market risk. Funding of such investments is included in the trading portfolio and is valued at fair value.

All other securities acquired after January 1, 1999 are valued at the lower of aquisition cost and fair value.

Securities acquired before 1999 to be "held to maturity" are valued at cost and any premium, discount or commissions is amortized on a straight-line basis over the remaining maturity of the investment, in accordance with current regulations.

Securities acquired under the 108 Agreement are stated at cost since a fixed return on these investments is secured under the Agreement.

Holdings of securities are divided into three portfolios for risk management where unrealized gains/losses are calculated on a net portfolio basis.

Further specification of investments appears in notes 4 and 17.

Calculation of market value

The value of some securities is based on market values, but in most cases the value is estimated by discounting future cash flows at the market rate. Further specification of the calculation of market values appears in note 32.

Repos entered into are agreements to sell back securities (reverse repos) at an agreed time at an agreed price. In the balance sheets they are classified as "Loans and receivables due from credit institutions".

Debt

Debt in the trading portfolio is valued at fair value. Other bond issues are valued at historical cost.

Reacquired debt

Reacquired debt not covered by the 108 Agreement is deducted from long-term notes at nominal value. Premiums and discounts are recorded in the statements of income at the time of reaquisition. Reacquired debt under the 108 Agreement is deducted from long-term notes at cost.

Treatment of commissions, premiums and discounts on funding and loans

Net non-recurring borrowing costs (premiums/discounts or commissions) have been capitalized over the funding period. Lending commissions received have been capitalized over the period of the loan.

Foreign currencies

All balance sheet items and derivative agreements denominated in foreign currencies are classified as cash equivalents and translated in the balance sheets at the closing rates on the balance sheet date. Part of the company's activities relating to loan receivables, liquidity and funding is covered by the 108 Agreement and are therefore fully hedged against exposure to exchange rate changes. Exchange rate differences are not recognized in the statements of income when such items are fully hedged.

In the case of other balance sheet items, all unrealized losses and gains are posted in the statements of income.

Some balance sheet items are secured against another currency by using derivative agreements. The net difference between the foreign exchange rate in derivative agreements and the rate in force on the balance sheet date is posted under "Other assets" or "Other receivables". See note 20 and 23.

Foreign currency items in the statements of income are entered at the relevant daily rates on settlement. Accrued revenues and expenses are stated at the rate on the balance sheet date.

Further details of foreign currency items appear in note 34.

Fixed asset depreciation

Fixed assets are depreciated on a straight-line basis at the rates specified in note 10.

Defaulted loans

Because of the satisfactory loan security provided by sovereign or bank/insurance guarantees, interest on defaulted loans continues to be recorded. Any compensation receivable under a guarantee is preceded by a waiting period.

Pension expenses

Pension expenses are treated in accordance with the Norwegian accounting standard for pension expenses. Further details appear in note 8.

2. INTRAGROUP ACCOUNTS

Interest income and operating income received from the subsidiary are included in the statement of income for the parent company under the following items:

(NOK thousands)	**2001**	2000
Interest and related income on loans and receivables due from credit institutions	**1,399,412**	805,095
Other income	**8,000**	800
Total income	**1,407,412**	805,895

Intragroup with the subsidiary are included in the following balance sheet items in the accounts of the parent company:

(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
Loans and receivables due from credit institutions	**24,755,922**	17,359,170
Of which subordinated loan	**400,000**	200,000
Other assets	**30,556**	16,667
Accrued interest receivable	**206,821**	147,939

3. COMMISSIONS AND EXPENSES RELATED TO BANKING SERVICES

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
354	15,149	Guarantee commissions	**354**	15,149
6,542	5,176	Fees and other expenses	**6,567**	5,216
6,896	20,325	Total	**6,921**	20,365

4. NET GAINS/(LOSSES) ON SECURITIES AND FOREIGN CURRENCY

The valuation principles are described in note 1. The following amounts have been posted in the statements of income:

Securities

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
3,009	1,583	Unrealized gains/(losses)	**3,009**	1,583
7,575	(2,096)	Realized gains/(losses)	**7,575**	(2,096)
10,584	(513)	Net gains/(losses)	**10,584**	(513)

Foreign currency

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
(5,632)	12,684	Unrealized gains/(losses)	**(5,632)**	12,684
(214)	361	Realized gains/(losses)	**(214)**	361
(5,846)	13,045	Net gains/(losses)	**(5,846)**	13,045

5. OTHER INCOME

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
6,262	6,047	Rental income	**6,262**	6,047
8,095	835	Other income	**154**	244
14,357	6,882	Total	**6,416**	6,291

6. SALARIES AND OTHER ADMINISTRATIVE EXPENSES

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
63,150	57,148	Salaries, pension expenses and social security	**69,158**	62,692
24,175	24,884	Administrative expenses	**29,306**	29,231
87,325	82,032	Total	**98,464**	91,923
3,472	2,591	Of which incentive agreement	**3,740**	2,729

7. REMUNERATION

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
44,689	41,975	Salaries and other remuneration to employees and elected officers	**48,729**	45,669
		Of which:		
700	769	Remuneration to Board of Directors	**895**	1,001
197	198	Remuneration to Committee of Representatives	**267**	258
248	226	Remuneration to Control Committee	**346**	319
1,737	1,658	Salary and other remuneration to President	**1,737**	1,658
		Audit fees: [1])		
475	520	Statutory audit	**581**	570
3,261	1,363	Other confirmations and consultancy [2])	**3,288**	1,383

The President and CEO has an agreement covering salary payment and other remuneration for 18 months in the event that the employer ends his employment with the company.

[1]) VAT is included from July 1, 2001.

[2]) Other confirmations and consultancy includes attestations related to funding transactions, work related to stock exchange documentation, and general advisory services.

8. EMPLOYEE RETIREMENT PLAN

Pension schemes are treated in accordance with the appropriate Norwegian Accounting Standards that require the company's pensions to be treated as a defined benefit plan.

In the balance sheets for the group as of December 31, 2001 "Prepaid pension cost" and "Accrued pension cost" are included with NOK 16.2 million and minus NOK 0.8 million, respectively. The group's employee retirement plans are covered by group pension schemes funded and managed through life insurance companies. The plans cover 95 current employees and 15 pension recipients at December 31, 2001. The fair market value of plan assets is based on a year-end assessment which is adjusted each year in accordance with a statement of the policy's transfer value provided by the life insurance companies. In determining accrued pension commitments, an estimate of the year-end liability is used. The estimated liability is adjusted each year in accordance with a statement of the company's accrued pension commitments provided by the life insurance companies. Each year, actuarial calculations are made by the life insurance companies, based on information provided by Eksportfinans.

The calculations are based on the following assumptions:

PARENT COMPANY/GROUP			
(Percentage figures)	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Discount rate	**6.0**	6.0	6.0
Salary adjustment rate	**4.0**	4.0	4.0
Pension adjustment rate	**3.0**	3.0	3.0
Expected return	**7.0**	7.0	7.0

The expense for the year is based on assumptions at the beginning of the year.

The components of net pension expenses are as follows:

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
6,359	5,935	Present value of accrued pension rights	**7,150**	6,740
5,001	4,394	Interest cost on projected benefit obligation	**5,194**	4,545
(6,827)	(6,418)	Return on plan assets	**(7,082)**	(6,634)
382	54	Net amortization and deferral	**303**	(42)
4,915	3,965	Net pension expenses	**5,565**	4,609

Reconciliation of projected benefit obligation and plan assets at fair market value in the balance sheets:

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
(82,132)	(70,696)	Benefit obligation at beginning of year	**(85,283)**	(73,508)
	(3,068)	Change in pension plan		(3,068)
(6,359)	(5,935)	Present value of accrued pension rights	**(7,150)**	(6,740)
(5,001)	(4,394)	Interest cost	**(5,194)**	(4,545)
1,830	1,164	Actuarial gain/(loss)	**1,965**	1,781
838	797	Benefits paid	**838**	797
(90,824)	(82,132)	Projected benefit obligation at end of year	**(94,824)**	(85,283)

Dec 31, 2001	Dec 31, 2000	(NOK thousands)	Dec 31, 2001	Dec 31, 2000
		Fair value of plan assets		
97,395	86,578	at beginning of year	**101,015**	88,704
4,186	3,772	Actual return on plan assets	**4,606**	3,974
4,487	3,585	Employer contribution	**4,639**	4,490
(1,780)	4,257	Actuarial gain/(loss)	**(1,908)**	4,644
(838)	(797)	Benefits paid	**(838)**	(797)
		Plan assets at fair market		
103,450	97,395	value at end of year	**107,514**	101,015
		Excess of plan assets over		
12,626	15,263	projected benefit obligation	**12,690**	15,732

Other effects excluded from the statements of income:

		Change in estimates and difference		
4,154	(3,319)	between expected and actual return	**3,424**	(3,938)
3,001	1,152	Change in pension plan	**3,001**	1,152
(3,590)	3,523	Unrecognized net transition assets	**(3,693)**	3,403
16,191	16,619	*Prepaid pension cost*	**15,422**	16,349
		In the Balance Sheets:		
16,191	16,619	Prepaid pension cost	**16,191**	16,619
0	0	Accrued pension cost	**769**	270

Plan assets are invested according to regulatory guidelines established for life insurance companies.

The effect of changes in estimates and the difference between the actual return on plan assets is recorded in the statements of income over the average remaining pension rights accrual period, but not until the accumulated effect exceeds 10 percent of the larger of the pension funds and the pension commitments. This effect together with the transitional amount is amortized on a straight-line basis over the average expected years of future service.

The group also has an additional pension commitment of NOK 6.7 million for a retired employee. The calculation has been made as described above. Sufficient provisions to cover this commitment have been made.

9. NUMBER OF EMPLOYEES

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000		**Dec 31, 2001**	Dec 31, 2000
91	88	*Number of employees*	**98**	96
86	85	Number of man-years	**93**	93

10. FIXED ASSETS

PARENT COMPANY				GROUP		
Machinery, office equipment and vehicles	Buildings and land	**Total**	(NOK thousands)	Machinery, office equipment and vehicles	Buildings and land	**Total**
61,673	108,316	**169,989**	Procurement cost at Jan 1, 2001	63,191	108,316	**171,507**
0	56,886	**56,886**	Previous revaluation	0	56,886	**56,886**
30,855	149	**31,004**	Additions during the year	32,595	149	**32,744**
346	0	**346**	Disposals during the year	346	0	**346**
92,182	165,351	**257,533**	Procurement cost at Dec 31, 2001	95,440	165,351	**260,791**
61,769	46,272	**108,041**	Total accumulated depreciation at Dec 31, 2001	63,134	46,272	**109,406**
30,413	119,079	**149,492**	Net book value at Dec 31, 2001	32,306	119,079	**151,385**
7,490	121,306	**128,796**	Net book value at Dec 31, 2000	8,243	121,306	**129,549**
0-33%	1.5%		Depreciation rates	0-33%	1.5%	
7,585	2,377	**9,962**	Depreciation in 2001	8,187	2,377	**10,563 *)**

*) In addition NOK 1,336 thousand was depreciated on goodwill (see note 19). Total depreciation in 2001 amounted to NOK 11,899 thousand.
The company owns approximately 68 percent of an office building in central Oslo, of which approximately 40 percent is being sub-leased.

Purchases and sales for the previous 5 years

GROUP

	Machinery, office equipment and vehicles		Buildings and land		Total	
(NOK thousands)	Purchases	Sales	Purchases	Sales	Purchases	Sales
1997	5,212	92	494	0	5,706	92
1998	2,963	252	56	0	3,019	252
1999	4,181	592	147	0	4,328	592
2000	4,285	335	0	0	4,285	335
2001	**32,596**	**346**	**149**	**0**	**32,745**	**346**

11. OTHER EXPENSES

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
5,529	4,431	Building service	**6,595**	4,785
3,783	2,433	Other expenses	**4,035**	2,689
9,312	6,864	Total	**10,630**	7,474

12. DEFAULTED LOANS AND LOAN LOSSES

PARENT COMPANY					GROUP		
Dec 31, 2001	Dec 31, 2000	Dec 31, 1999	Dec 31, 1998	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000	Dec 31, 1999
13,037	428	79	2,778	Defaulted loans (interest and principal) of more than 90 days	**13,037**	773	79

The accounting and loan security principles are described in note 1.

The group has incurred no loan losses, and no specified or unspecified loan loss provisions have been made to cover losses arising from circumstances existing at year-end.

13. TAXES

The following is a reconciliation of the difference between income before taxes and taxable income for the year.

PARENT COMPANY			GROUP	
2001	2000	(NOK thousands)	**2001**	2000
330,135	309,112	Income before taxes	**343,456**	316,268
(27,747)	(13,430)	Permanent differences	**5,097**	3,707
(3,767)	14,227	Change in temporary differences	**(3,864)**	13,957
298,621	309,909	Taxable income	**344,689**	333,932
76,256	54,076	Current taxes	**89,529**	61,177
4,032	7,929	Taxes paid	**4,032**	7,929
(39)	(235)	Change in last year's tax provision	**(7)**	(257)
1,026	(3,984)	Change in deferred taxes	**1,042**	(3,908)
81,275	57,786	Total income taxes in statements of income	**94,596**	64,941
76,256	54,076	Current taxes	**89,576**	61,177
8,556	4,667	Current tax – group contribution	**0**	0
(234)	(550)	Withholding tax deduction	**(234)**	(550)
84,578	58,193	Taxes payable in balance sheets	**89,342**	60,627

Foreign tax-agreements affect the effective rate of tax.

Specification of changes in deferred income taxes/(tax assets)

Deferred income taxes/(tax assets) are calculated on the basis of the temporary differences that exist at year-end between accounting and tax values.

Deferred income taxes/(tax assests)

PARENT COMPANY				GROUP		
Dec 31, 2001	Dec 31, 2000	Change	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000	Change
46,319	47,207	(888)	Revaluation of fixed assets	**46,319**	47,207	(888)
(5,353)	(3,901)	(1,452)	Unrealized write-down on investments	**(5,353)**	(3,901)	(1,452)
(1,249)	(2,667)	1,418	Excess book value over tax depreciation	**(1,279)**	(2,666)	1,387
19,923	16,619	3,304	Employee retirement plan	**19,923**	16,619	3,304
2,741	1,457	1,284	Other temporary differences	**3,251**	1,562	1,689
62,381	58,715	3,666	Net tax-increasing temporary differences	**62,861**	58,821	4,040
28%	28%	28%	Applied rate of tax	**28%**	28%	28%
17,467	16,440	1,026	Deferred tax/(deferred tax assets)	**17,467**	16,470	997
			Retirement benefit obligation	**(587)**	(270)	(317)
			Net tax-reducing temporary differences	**(587)**	(270)	(317)
			Applied rate of tax	**28%**	28%	28%
			Deferred tax assets	**(164)**	(76)	(88)

Temporary tax-increasing and tax-reducing differences that are reversed, or can be reversed, in the same period have been offset. Deferred taxes/tax allowances are entered in the balance sheets in accordance with taxation accounting standards.

14. LOANS AND RECEIVABLES DUE FROM CREDIT INSTITUTIONS

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
2,050,991	1,329,941	Bank deposits	**2,415,972**	1,346,972
734,445	1,623,699	Reverse repos with credit institutions	**734,445**	1,623,699
1,300,085	1,377,274	Loans (also included in note 15)	**1,300,085**	1,377,274
24,755,922	17,359,170	Loans to Kommunekreditt Norge AS	**0**	0
28,841,443	21,690,084	Total	**4,450,502**	4,347,945

15. LOANS AND RECEIVABLES DUE FROM CUSTOMERS

The balance sheet item "Loans and receivables due from customers" accounts for most, but not all, of the company's loans. Some export credits are established with credit institutions in the buyer's country. In most cases this relates to centralized state economies where credit institutions are authorized to act as loan recipients for all export credits extended to the country in question. Loans to Kommunekreditt Norge AS are also included in "Loans and receivables due from credit institutions". An overview and specifications of total loans under these balance sheet items appear below.

Total loans

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
26,056,006	18,736,444	Loans due from credit institutions	**1,300,085**	1,377,274
25,481,290	30,042,714	Loans due from customers	**50,206,202**	47,737,833
51,537,296	48,779,158	Total	**51,506,287**	49,115,107

Commercial and government-supported loans

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
46,591,405	43,659,035	Commercial loans	**46,560,396**	43,994,984
4,945,891	5,120,123	Government-supported loans	**4,945,891**	5,120,123
51,537,296	48,779,158	Total	**51,506,287**	49,115,107

Loans by category

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
6,880,817	6,831,898	Capital goods	**6,880,817**	6,831,898
10,218,638	9,853,667	Ships	**10,218,638**	9,853,667
9,521,513	14,576,920	Export-related and international activities *)	**9,521,513**	14,576,920
160,406	157,503	Financing on behalf of the government **)	**160,406**	157,503
0	0	Loans to Norwegian municipalities	**24,724,913**	17,695,119
24,755,922	17,359,170	Loans to Kommunekreditt Norge AS	**0**	0
51,537,296	48,779,158	Total	**51,506,287**	49,115,107

*) Export-related and international activities consist of loans to the following categories:

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK millions)	**Dec 31, 2001**	Dec 31, 2000
590	78	Oil and gas	**590**	78
1,694	1,668	Pulp and paper	**1,694**	1,668
541	3,274	Engineering and construction	**541**	3,274
142	220	Aluminum, chemicals and minerals	**142**	220
222	261	Pharmaceuticals	**222**	261
5,069	4,963	Aviation and shipping	**5,069**	4,963
1,264	4,113	Other categories	**1,264**	4,113
9,522	14,577	Total	**9,522**	14,577

**) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund (IMF), provides loans to certain Eastern European countries. Eksportfinans provides the Norwegian part of these loans.

Loans classified by type of security

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(Percentage figures)	**Dec 31, 2001**	Dec 31, 2000
28.0	23.5	Government guarantees	**14.5**	15.0
56.3	47.2	Guarantees from Norwegian banks	**29.3**	30.3
15.7	29.3	Guarantees from banks in OECD countries	**8.2**	18.7
0	0	Loans to and guarantees from Norwegian local authorities	**48.0**	36.0
100	100	Total	**100**	100

Loans outstanding by debtors' sector codes, according to Central Bureau of Statistics

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
15,701,204	20,361,683	Private companies with limited liability	**15,701,204**	20,361,683
8,991,262	9,555,184	Foreign countries	**8,991,262**	9,555,184
2,080,008	1,488,288	Personal companies	**2,080,008**	1,488,288
8,900	14,833	Private product-oriented non-profit organizations	**8,900**	14,833
0	0	Norwegian municipal sector	**24,724,913**	17,695,119
24,755,922	17,359,170	Loans to Kommunekreditt Norge AS	**0**	0
51,537,296	48,779,158	Total	**51,506,287**	49,115,107

Loans outstanding by type of industry and country code, according to Central Bureau of Statistics as of December 31, 2001

GROUP

(NOK millions)	Industrialized countries	Developing countries	Eastern Europe	Norway	Total
Municipal Sector				24,724.9	**24,724.9**
Foreign maritime	30.6			9,127.7	**9,158.3**
Production of other means of transportation	618.8	1,348.3	16.1	1,175.0	**3,158.2**
Other commercial services	4.0	967.3	0.8	1,672.3	**2,644.4**
Production of pulp and paper				2,280.1	**2,280.1**
Electricity, gas, steam and water supply		1,286.1		200.0	**1,486.1**
Production of other electric machinery	0.5	450.6	475.7	9.5	**936.3**
Air traffic				703.0	**703.0**
Wholesalers and agencies		132.0	20.7	450.6	**603.3**
Production of radio, tv and other communication equipment	11.3	583.4			**594.7**
Transportation and travel agency activities				534.4	**534.4**
Production of crude oil and natural gas		76.1		452.5	**528.6**
Retail trade and repair of household goods		56.9		451.2	**508.1**
Production of machinery and equipment				354.5	**354.5**
Engineering and construction		230.2		99.7	**329.9**
Production of chemicals and chemical products	222.0	47.3			**269.3**
Other	347.8	1,384.0	199.5	760.9	**2,692.2**
Total	1,235.0	6,562.2	712.8	42,996.3	**51,506.3**

The category "other" includes loans to foreign debtors totaling NOK 1,491.3 million. According to the Central Bureau of Statistics, these should not be categorized by industry code. The high volume of loans to Norway is due to a large number of loans to Norwegian export companies.

16. LOANS OUTSTANDING BY CURRENCY

Foreign currency loans at December 31, 2001 with corresponding NOK values in brackets

GROUP	(Amounts in thousands)	
NOK	26,883,560	(26,883,560)
USD	2,327,122	(20,971,090)
EUR	354,680	(2,828,041)
GBP	30,454	(398,069)
SEK	322,796	(275,958)
JPY	994,607	(68,278)
DKK	57,435	(61,599)
CAD	2,583	(14,637)
CHF	939	(5,055)

17. SECURITIES

PARENT COMPANY

(NOK thousands)	Dec 31, 2001			Dec 31, 2000		
	Book value	**Fair value**	**Acquisition cost**	Book value	Fair value	Acquisition cost
Trading portfolio	**4,977,199**	**4,977,199**	**4,974,114**	2,715,374	2,716,214	2,714,795
Securities	**23,507,928**	**23,653,638**	**23,507,928**	21,418,939	21,539,074	21,423,420
Securities held to maturity	**1,063,587**	**1,223,103**	**1,017,459**	1,604,337	1,773,348	1,575,396
Total	**29,548,714**	**29,853,940**	**29,499,501**	25,738,650	26,028,636	25,713,611

Book value of securities investments is equal for group and parent company.

GROUP

(NOK thousands)	Dec 31, 2001			Dec 31, 2000		
Book value	**Trading portfolio**	**Securities**	**Securities held to maturity**	Trading portfolio	Securities	Securities held to maturity
NOK	**0**	**3,413,334**	**798,118**	0	5,859,728	807,642
USD	**2,681,364**	**12,149,091**	**162,209**	2,262,507	10,267,881	274,304
EUR	**2,295,835**	**5,727,817**	**0**	452,867	2,410,143	0
Other	**0**	**2,217,686**	**103,260**	0	2,881,187	522,391
Total	**4,977,199**	**23,507,928**	**1,063,587**	2,715,374	21,418,939	1,604,337
Listed securities	**4,977,199**	**17,492,595**	**901,379**	2,715,374	13,330,886	1,060,034

The valuation principles are described in note 1.

The specification of the securities into risk categories as defined in capital adequacy regulations is as follows:

(NOK thousands)	Dec 31, 2001	Dec 31, 2000
Counterparty risk category:		
Government (0% risk weight)	**1,046,475**	1,100,872
Norwegian state enterprises (10% risk weight)	**25,184**	25,236
Financial institutions and other 20% weighted companies	**28,477,055**	24,612,542
Total	**29,548,714**	25,738,650

Of total securities, NOK 130.7 million relates to subordinated debt issued by financial institutions.

Securities classified as held to maturity at year end

(NOK thousands)	Dec 31, 2001	Dec 31, 2000
Opening balance	**1,604,337**	2,896,753
Net additions/(disposals)	**(546,039)**	(1,247,503)
Sales	**0**	(50,000)
Premiums/discounts	**5,289**	5,087
Closing balance	**1,063,587**	1,604,337

The difference between the nominal (NOK 1,087 million) and book value (NOK 1,064 million) of bonds to be held to maturity is NOK 23 million. The average return on investments in securities was 5.04 percent in 2001. The calculation has been made by seeing total income in proportion to average volume for the year. There are no material interest rate differences for the various categories.

18. INVESTMENTS IN GROUP COMPANIES

Kommunekreditt Norge AS, Beddingen 8, Trondheim

Company share capital (NOK)	Number of shares	Ownership percentage
400,000,000	4,000,000	100

Value of the investment in the accounts of Eksportfinans

(NOK thousands)	
Balance sheet value at December 31, 2000	419,946
+ Share of net income	33,601
- Amortization of goodwill	1,336
- Group contribution received	22,000
Balance sheet value at December 31, 2001	430,211

19. INTANGIBLE ASSETS

GROUP	
(NOK thousands)	
Goodwill: Balance at December 31, 2000*	4,676
Amortization 2001**	1,336
Goodwill: Balance at December 31, 2001	3,340
Deferred tax asset	30
Total	3,370

*) Goodwill was acquired in connection with the acquisition of Kommunekreditt.

**) Goodwill is amortized over 5 years in equal monthly amounts.

20. OTHER ASSETS

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
0	18,674	Settlement account 108, 1999	**0**	18,674
36,986	36,986	Settlement account 108, 2000	**36,986**	36,986
24,534	0	Settlement account 108, 2001	**24,534**	0
(5,853)	(2,868)	Unrealized exchange rate differences for the 108 settlement account	**(5,853)**	(2,868)
76,941	79,070	Loans to employees (mainly mortgage loans)	**76,941**	79,070
31,282	37,600	Other	**1,117**	21,136
163,890	169,462	Total	**133,725**	152,998

The balance for the 108 settlement account in 2001 amounted to NOK 24.5 million, which is due for payment in 2003. The balance for the 108 settlement account in 2000 came to NOK 37.0 million, with payment due in 2002. The interest subsidy on loans to employees amounted to NOK 1.5 million in 2001 (NOK 1.0 million in 2000), measured as the taxable benefit in accordance with tax rules. The interest subsidy reduces the company's interest income.

21. COMMERCIAL PAPER AND OTHER SHORT-TERM DEBT

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
1,750,461	0	Total debt denominated in NOK	**1,750,461**	0
12,655,488	5,242,072	Total debt denominated in USD	**12,655,488**	5,242,072
3,064,392	11,350,542	Total debt denominated in JPY	**3,064,392**	11,350,542
985,410	53,618	Total debt denominated in CHF	**985,410**	53,618
102,753	0	Total debt denominated in GBP	**102,753**	0
786,459	0	Total debt denominated in EUR	**786,459**	0
19,344,963	16,646,232	Total	**19,344,963**	16,646,232

The average interest rate for short-term issues in 2001 was 4.67 percent. The calculation has been made by seeing total costs in proportion to average volume for the year.

22. NORWEGIAN KRONER AND FOREIGN CURRENCY LONG-TERM DEBT

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
2,627,118	3,132,277	Total debt denominated in NOK	**2,627,118**	3,132,277
20,187,776	12,260,318	Total debt denominated in USD	**20,187,776**	12,260,318
21,449,068	22,912,520	Total debt denominated in JPY	**21,449,068**	22,912,520
12,732,038	18,196,311	Total debt denominated in other foreign currencies	**12,732,038**	18,196,311
59,996,000	56,501,426	Total	**59,996,000**	56,501,426

Average interest rate on long-term debt was 4.67 percent. The calculation has been made by seeing total costs in proportion to average volume for the year.

Reacquired debt

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
319,925	828,303	Notes denominated in NOK	**319,925**	828,303
1,259,200	1,402,965	Notes denominated in USD	**1,259,200**	1,402,965
1,240,469	1,647,928	Total debt denominated in JPY	**1,240,469**	1,647,928
249,613	2,707,137	Total debt denominated in other foreign currencies	**249,613**	2,707,137
3,069,207	6,586,333	Total	**3,069,207**	6,586,333
3,071,470	6,475,481	Fair value	**3,071,470**	6,475,481

Average interest rate on long-term debt was 4.71 percent. The calculation has been made by seeing total costs in proportion to average volume for the year.

23. OTHER LIABILITIES

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
5,737,324	6,007,800	Exchange rate difference on derivatives (note 1)	**5,737,324**	6,007,800
272,909	264,071	Other short-term liabilities*)	**274,061**	264,734
84,577	58,193	Taxes payable	**89,296**	60,627
6,094,810	6,330,064	Total	**6,100,681**	6,333,161

*) Allocated dividends of NOK 124 million and NOK 126 million are included in other short-term liabilities at December 31, 2001 and 2000, respectively.

24. ACCRUED INTEREST PAYABLE AND PREPAID INCOME

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
483,575	1,164,446	Accrued interest payable	**483,575**	1,164,446
7,624	6,815	Social security and salaries	**8,231**	7,485
491,199	1,171,261	Total	**491,806**	1,171,931

25. SUBORDINATED DEBT

PARENT COMPANY			GROUP	
Dec 31, 2001	Dec 31, 2000	(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
1,351,740	1,327,274	Subordinated debt in USD	**1,351,740**	1,327,274
1,029,720	1,155,090	Subordinated debt in JPY	**1,029,720**	1,155,090
(405,107)	(361,558)	Reacquired subordinated debt in USD	**(405,107)**	(361,558)
1,976,353	2,120,806	Total subordinated debt	**1,976,353**	2,120,806

The company's subordinated debt consists of two loans, USD 100 million and USD 50 million, respectively, at 6-month floating rate LIBOR - 0.125 percent, minimum 5.125 percent per annum, maximum 10 percent per annum. Swap agreements have been made for the loans that remove the minimum and maximum limits. The loans mature in 2002.

Subordinated debt also includes a loan of JPY 15 billion, at DEM 5.51 percent, AUD 6.01 percent or USD 6.61 percent fixed rate per annum. Under a swap agreement that has been arranged for the loan the company's interest obligation is at a variable rate in USD. The loan matures in 2015. The conditions comply with the requirements of the Banking, Insurance and Securities Commission for additional capital. No foreign currency gain or loss has resulted from these transactions as the amount of the loans has been placed in the same currency.

26. PREFERRED CAPITAL SECURITIES

The company's preferred capital securities consist of one loan of USD 100 million at 8.70 percent fixed rate per annum. Under a 10-year swap agreement that has been arranged for the loan the company's interest obligation is at a variable rate. The preferred capital securities are perpetuals, but the company has a unilateral right to call the securities in 2003 and every year thereafter at face value.

The conditions comply with the requirements of the Banking, Insurance and Securities Commission for core capital. No foreign currency gain or loss has resulted from this transaction as the amount of the loan has been placed in the same currency.

27. CHANGES IN SHAREHOLDERS' EQUITY

PARENT COMPANY

(NOK thousands)	Share capital	Share premium reserve	Other equity	Reserve for valuation variances	**Total**
Balance at Dec 31, 1999	1,354,500	0	735,924	0	**2,090,424**
Balance at Jan 1, 2000	1,354,500	0	735,924	0	**2,090,424**
Allocations 2000			120,765	4,592	**125,357**
Balance at Dec 31, 2000	1,354,500	0	856,688	4,592	**2,215,780**
Balance at Jan 1, 2000	1,354,500	0	856,688	4,592	**2,215,780**
Issuance of share capital	239,032	0	0	0	**239,032**
Share premium	0	162,462	0	0	**162,462**
Extraordinary dividend	0	0	(374,100)	0	**(374,100)**
Allocations 2001			114,165	10,265	**124,430**
Balance at Dec 31, 2001	1,593,532	162,462	596,753	14,857	**2,367,604**

In May 2001 the Annual General Meeting approved a stock subscription plan, resulting in additional capital of NOK 239 million. The company's share capital now amounts to NOK 1,593.5 million. At the same time an extraordinary dividend payment of NOK 374.1 million to the owners was approved.

28. SHAREHOLDERS

At the end of 2001 Eksportfinans ASA had share capital of NOK 1,593.5 million divided into 151,765 shares of nominal value NOK 10,500.

Shareholders	Number of shares	Ownership percentage
Den norske Bank ASA	38,256	25.21
Nordea Bank Norge ASA	35,220	23.21
Union Bank of Norway	30,997	20.42
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Fokus Bank ASA	12,586	8.29
Nordlandsbanken ASA	2,408	1.59
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.32
Sparebanken Sogn og Fjordane	1,290	0.85
Romsdals Fellesbank ASA	1,068	0.70
Voss Veksel- og Landmandsbank ASA	464	0.31
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
BNP Paribas, Oslo Branch	48	0.03
	151,765	100.00

29. CAPITAL ADEQUACY

Capital adequacy is calculated in accordance with the prevailing regulations in force from the Banking, Insurance and Securities Commission. Under these regulations the capital adequacy requirement is 8 percent. The capital adequacy was 25.0 percent for the group, and 24.6 percent for the parent company at December 31, 2001.

Risk-weighted balance sheet and off-balance sheet items

GROUP

(NOK millions)	**Dec 31, 2001**		Dec 31, 2000	
	Book value	**Weighted value**	Book value	Weighted value
Assets:				
Loans to and receivables due from credit institutions	**4,451**	**650**	4,348	615
Loans to and receivables due from customers	**50,206**	**9,168**	47,738	8,436
Securities	**24,572**	**4,850**	23,023	4,466
Intangible assets	**3**	**0**	5	0
Fixed assets	**151**	**151**	130	130
Other assets	**78**	**40**	153	76
Prepayments and accrued revenues	**673**	**109**	1,166	220
Total assets excluding trading portfolio	**80,134**	**14,968**	76,563	13,943
Off-balance sheet items:				
Financial derivatives		**680**		748
Other off-balance transactions		**675**		832
Total off-balance sheet items		**1,355**		1,580
Total risk-weighted value of banking portfolio		**16,323**		15,523
Total risk-weighted value of trading portfolio		**790**		481
Total		**17,113**		16,004

Risk capital

GROUP

(NOK millions and as percentage of risk-weighted assets and off-balance sheet items)	**Dec 31, 2001**		Dec 31, 2000	
Core capital *)	**3,254**	**19.0%**	3,079	19.3%
Additional capital (subordinated loan capital)	**1,029**	**6.0%**	1,348	8.4%
Total risk capital	**4,283**	**25.0%**	4,427	27.7%

*)

(NOK millions)	**Dec 31, 2001**	Dec 31, 2000
Share capital	**1,594**	1,355
Balance sheet equity	**774**	861
Preferred capital securities	**901**	885
Intangible assets	**(3)**	(5)
Prepaid pension cost	**(12)**	(17)
Total core capital	**3,254**	3,079

The effect of weighted offsetting items under capital adequacy regulations amounts to NOK 580 million.

30. LOANS TO ELECTED OFFICERS

No loans have been provided to any elected officers, except for loans to the employees' representatives, which are included in loans to employees in note 20.

Three loans, totaling NOK 264 million, have been provided to companies in which Eksportfinans' board members, members of the control committee or chairman of the council of representatives are board members. Six loans, totaling NOK 643 million, have been provided to companies in which Kommunekreditt's board members, members of the control committee or chairman of the council of representatives are board members. Bank deposits are not defined as loans.

31. RELATED PARTIES

As defined by Norwegian accounting standards, the company's four largest shareholders are considered to be "related parties". (See shareholder details in note 28.)

The company has acquired loans from some of its owners. The loans have been extended to the export industry for purposes which form part of the company's ordinary activity. The loans are acquired on market terms and are secured under guarantees provided by the loan transferor banks. Acquired loans in 2001 amounted to NOK 5,105 million (NOK 3,880 million in 2000).

As part of its ordinary operations, the company has made deposits and carried out other transactions with owner banks. These transactions were recorded on market terms. In connection with the company's lending activity, guarantees have been provided by the owners. The guarantee commission for loans of this kind is agreed and settled directly between the borrowers and the guarantor.

A shareholder agreement exists between the major shareholders, and some of the minor, whereby they have given each other the first right to acquire any shares the others may sell in Eksportfinans.

32. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments account for the bulk of the company's balance sheet, consisting of loans, funding, investments in securities and bank deposits, in addition to off-balance sheet financial derivatives and loan commitments. Because of its operational form, most of its financial instruments are held on a long-term basis, with no turnover before maturity. These items are therefore valued at historical cost in the financial statements. Investments in securities are mainly valued at the lower of acquisition cost and market value. In accordance with current regulations, entries are only made at market value for the trading portfolio. Further details about the principles of valuation appear in note 1 under "Accounting Principles".

Estimated fair values differ from book values for each balance sheet item, primarily as a result of a change in the level of interest rates after these transactions were entered into. Estimated fair values vary from year to year due to interest rate movements, other market conditions and new transactions. These estimates exclude certain qualitative factors that would have to be quantified for a more accurate valuation of the Company's financial instruments. The estimated net fair value of financial instruments exceeded book value by NOK 467 million at December 31, 2001 (NOK 441 million at December 31, 2000).

It is a company principle to cover risk elements, such as interest exposure. Thus, the difference between book values and estimated fair values on some items will primarily be offset by related differences with opposite signs on other items.

In the absence of objective ways of arriving at the fair value for all types of transactions, the calculations used include estimated values. These estimates exclude certain qualitative factors that would have to be quantified for a more accurate valuation of the company's financial instruments.

The estimated fair value of all financial instruments is calculated based on valuation methods that are in accordance with U.S. GAAP. Where available, quoted market prices are used to estimate fair values. Where quoted market prices are not available, the company has estimated fair values by discounting future cash flows. The discounted cash flow method uses the same interest curve for all counterparties denominated in the same foreign currency because of the homogeneous credit risk profile. Fair values are estimated without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible income tax ramifications or estimated transaction costs. Fair values are also estimated at a specific point in time and are based on interest rates and other assumptions at that date. As events change the assumptions underlying these estimates, the fair values of financial instruments will change.

The following describes the methods and assumptions used by the company in estimating the fair values:

The fair value of bank deposits is based on nominal value. Where available, quoted market prices are used to estimate the fair value of bank term deposits, securities, reverse repos, loans and short- and long-term debt. Where quoted market prices are not available, fair values have been estimated by discounting future cash flows.

The fair value of embedded derivatives are mainly calculated by external dealers. The fair value of other derivatives is calculated by discounting the cash flows under the agreements. The amount for derivatives is shown net after deducting agreements with a negative fair value from agreements with a positive fair value. Agreements with a positive fair value (asset position) amounted to NOK 3,926 million (NOK 3,303 million in 2000), while agreements with a negative market value (debt position) totaled NOK 6,657 million (NOK 8,650 million in 2000).

The fair value of outstanding loan commitments is estimated to be zero, as the interest rate for new loans is set two days prior to disbursement or, in the case of loans with a government interest rate subsidy under the 108 Agreement, with no economic risk for the company.

Estimated fair values of financial instruments compared with book values

GROUP

(NOK millions)	**Dec 31, 2001**			Dec 31, 2000		
	Book value	**Fair value**	**Net of fair value and book value**	Book value	Fair value	Net of fair value and book value
Assets:						
Bank deposits	**2,436**	**2,436**	**0**	1,389	1,366	(23)
Investments in securities	**30,544**	**30,858**	**314**	27,779	28,023	244
Loans	**50,858**	**52,538**	**1,680**	49,921	49,797	(124)
Total	**83,838**	**85,832**	**1,994**	79,089	79,186	97
Liabilities:						
Short-term debt	**(19,436)**	**(19,486)**	**(50)**	(16,800)	(16,159)	641
Long-term debt	**(57,593)**	**(62,003)**	**(4,410)**	(53,921)	(54,976)	(1,055)
Total	**(77,029)**	**(81,489)**	**(4,460)**	(70,721)	(71,135)	(414)
Derivatives	**(5,656)**	**(2,731)**	**2,925**	(6,105)	(5,384)	721
Other financial derivatives	**0**	**8**	**8**	0	37	37
Total			**467**			441

Carrying amounts include interest receivable and payable.

33. FINANCIAL DERIVATIVES

Financial derivatives are used in order to minimize the cost of the company's financial activities and at the same time meet the risk hedging requirement. The risk elements of derivatives related to the issue of securities in the international capital markets (embedded derivatives) are covered through hedging transactions. Financial derivatives are also used to provide the company's borrowers with the required foreign currency, interest rate terms and financing structure, and to cover the interest and exchange rate risk related to financial investments.

The credit risk related to existing agreements is considered to be low, as the parties involved are all major Norwegian and international financial institutions. The strict requirements and monitoring procedures in force for loan guarantees also apply to the company's counterparties under agreements related to financial derivatives.

The following overview of the company's financial derivatives shows the nominal gross NOK amounts and the fair value of the agreements involved, split between the trading portfolio and other than the trading portfolio:

GROUP

(NOK millions)	**Dec 31, 2001**		Dec 31, 2000	
	Nominal amount	**Fair value**	Nominal amount	Fair value
Trading portfolio:				
Currency rate derivatives	**2,635**	**23**	428	(25)
Other than trading portfolio:				
Interest rate derivatives	**62,730**	**309**	63,010	286
Currency rate derivatives	**48,690**	**(141)**	38,311	(1,105)
Interest and currency rate derivatives	**37,663**	**(2,757)**	54,921	(3,368)
Equity derivatives	**1,069**	**(169)**	10,834	(1,083)
Other financial derivatives	**108**	4	838	(52)
Total	**152,895**	**(2,731)**	168,342	(5,347)

The nominal amount is defined as principal amount of the agreement stated in NOK at year-end. The overview does not include derivatives embedded in other financial instruments. The fair value of these items is included in the fair value of the host instrument in note 32.

Interest rate derivatives cover

- Interest swaps – agreements to swap the nominal interest rates payable within a certain period.
- FRAs – agreements which fix the rate of interest to a nominal amount for a future period.
- Agreements which set floating rates of interest based on the future level of interest rates. These agreements include both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the future floating rate of interest is a variable.

Currency rate derivatives cover

- Forward purchases/sales agreements – agreements to purchase or sell a certain amount of foreign currency at a future date at an agreed exchange rate in relation to another currency.
- Short-term currency swap agreements (FX swaps) – agreements to swap given amounts of foreign currency for a defined period at a pre-determined exchange rate.

Combined interest and foreign currency rate derivatives cover

- Interest and foreign currency swaps – long-term agreements to swap both interest rates and the amount of foreign currency for a fixed period.
- Interest and foreign currency swaps combined with other interest and foreign currency derivatives as follows:
  - Agreements which set floating rates of interest based on the future level of interest rates. This covers both interest rate options (caps, collars, floors) and interest rate conditions based on agreed formulas in which the floating rate of interest is a variable.
  - Foreign currency options – agreements which give the right – but no obligation – to sell or buy a certain nominal amount at a pre-determined rate.
  - Agreements based on a future foreign exchange rate. The terms of the agreement are thus set on the basis of a pre-determined agreed upon future exchange rate level.
  - Call or put options – agreements which give the right to cancel the agreement before its maturity date, or to extend the agreement.

Equity derivatives cover

- Interest and foreign currency swaps combined with agreements which relate to the future price level of individual stocks or stock indexes in relation to a pre-determined agreed upon level.
- Interest and foreign currency swaps combined with stock options – agreements which give the right – but no obligation – to sell or purchase a definite number of a specific share at a pre-determined agreed price.

Other financial derivatives cover

- Interest and foreign currency swaps combined with agreements which give the option to receive physical securities (such as US Treasury bonds) in exchange for the nominal amount of the agreement.
- Credit linked swaps – interest rate swaps combined with agreements where both maturity date and final payments are linked to a specific credit in form of one or several bonds.

34. FOREIGN CURRENCY POSITIONS

GROUP

(NOK thousands)	Balance sheet items	Derivatives	Net position	Of which 108 Agreement items account for
USD	4,381,316	(4,330,912)	50,404	122,363
EUR	8,615,763	(8,609,926)	5,837	12,801
JPY	(23,300,091)	23,300,981	890	48
GBP	(1,180,187)	1,180,965	778	1,231
CAD	491,033	(490,632)	401	254
SEK	(1,663,032)	1,663,266	234	36
Other currencies	(5,880,698)	5,881,044	346	303
Total	**(18,535,896)**	**18,594,786**	**58,890**	**137,036**

The currency position in USD relates to the sale of future revenues. The positions are stated on the basis of an exchange rate of NOK 9.0116, and the risk of exchange rate losses of any significance is considered to be very small.

Part of the company's activities is covered by the 108 Agreement and all related foreign currency positions are fully hedged.

35. BALANCE SHEET MATURITIES

The main items on the balance sheets, categorized by remaining maturity dates, are presented below:

GROUP

(NOK millions)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	No fixed maturity	Total
ASSETS							
Loans and receivables due from credit institutions							
NOK	446	354	38	140	47		**1,025**
Foreign currency	362	1,037	309	1,395	323		**3,426**
Loans and receivables due from customers							
NOK	61	565	2,265	9,682	14,077		**26,650**
Foreign currency	537	2,065	2,966	12,818	5,170		**23,556**
Securities							
NOK	50	392	1,288	2,157	327		**4,214**
Foreign currency	591	2,094	5,725	16,262	663		**25,335**
Other assets							
NOK	81	(147)	250	23	68	151	**426**
Foreign currency	41	83	372				**496**
Total assets	2,169	6,443	13,213	42,477	20,675	151	**85,128**
NOK	638	1,164	3,841	12,002	14,519	151	**32,315**
Foreign currency	1,531	5,279	9,372	30,475	6,156		**52,813**
LIABILITIES AND EQUITY							
Short-term and long-term debts							
NOK	501	760	557	2,238	322		**4,378**
Foreign currency	10,668	6,279	10,285	32,379	12,352		**71,963**
Reacquired debt							
NOK			(50)	(270)			**(320)**
Foreign currency	(68)	(122)	(1,180)	(1,077)	(302)		**(2,749)**
Derivatives							
NOK	14,870	10,542	1,422	(1,213)	2		**25,623**
Foreign currency	(14,985)	(10,216)	918	3,409	989		**(19,885)**
Other liabilities							
NOK	31		217	18			**266**
Foreign currency	144	79	354	30			**607**
Subordinated debt							
Foreign currency			946		1,030		**1,976**
Preffered capital securities							
Foreign currency						901	**901**
Equity							
NOK						2,368	**2,368**
Total liabilities and equity	11,161	7,322	13,469	35,514	14,393	3,269	**85,128**
NOK	15,402	11,302	2,146	773	324	2,368	**32,315**
Foreign currency	(4,241)	(3,980)	11,323	34,741	14,069	901	**52,813**
Liquidity coverage on balance sheet items	(8,992)	(879)	(256)	6,963	6,282	(3,118)	**0**
NOK	(14,764)	(10,138)	1,695	11,229	14,195	(2,217)	**0**
Foreign currency	5,772	9,259	(1,951)	(4,266)	(7,913)	(901)	**0**
Total liquidity coverage on balance sheet items	(8,992)	(9,871)	(10,127)	(3,164)	3,118	0	**0**

36. INTEREST RATE ADJUSTMENTS

The agreed period of time to interest rate adjustments is based on book value. The figures include interest exposure related to activities covered by the 108 Agreement, which fully covers the interest rate and currency risk.

GROUP

(NOK millions)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	No interest rate adjustments	**Total**
ASSETS							
Loans and receivables due from credit institutions							
NOK	521	402	32	51	19		**1,025**
Foreign currency	699	1,988	511	126	102		**3,426**
Loans and receivables due from customers							
NOK	17,387	2,236	1,969	4,720	338		**26,650**
Foreign currency	4,107	8,948	6,067	2,567	1,867		**23,556**
Securities							
NOK	993	1,449	547	1,141	84		**4,214**
Foreign currency	7,626	14,048	1,636	1,760	265		**25,335**
Other assets							
NOK		(1)	(5)			432	**426**
Foreign currency	41	83	372				**496**
Total assets	31,374	29,153	11,129	10,365	2,675	432	**85,128**
NOK	18,901	4,086	2,543	5,912	441	432	**32,315**
Foreign currency	12,473	25,067	8,586	4,453	2,234		**52,813**
LIABILITIES AND EQUITY							
Short-term and long-term debt							
NOK	501	759	707	2,089	322		**4,378**
Foreign currency	13,259	8,469	9,077	29,382	11,776		**71,963**
Reacquired debt							
NOK		(7)	(74)	(239)			**(320)**
Foreign currency	(69)	(747)	(1,180)	(451)	(302)		**(2,749)**
Derivatives							
NOK	13,903	7,318	1,791	2,860	(249)		**25,623**
Foreign currency	(7,849)	21,440	922	(22,375)	(12,023)		**(19,885)**
Other liabilities							
NOK		2	9			255	**266**
Foreign currency	39	79	354			135	**607**
Subordinated debt							
Foreign currency			946		1,030		**1,976**
Preferred capital securities							
Foreign currency				901			**901**
Equity							
NOK						2,368	**2,368**
Total liabilities and equity	19,784	37,313	12,552	12,167	554	2,758	**85,128**
NOK	14,404	8,072	2,433	4,710	73	2,623	**32,315**
Foreign currency	5,380	29,241	10,119	7,457	481	135	**52,813**
Net interest rate exposure on balance sheet	11,590	(8,160)	(1,423)	(1,802)	2,121	(2,326)	**0**
NOK	4,497	(3,986)	110	1,202	368	(2,191)	**0**
Foreign currency	7,093	(4,174)	(1,533)	(3,004)	1,753	(135)	**0**

37. INTEREST RATE SENSITIVITY

The calculated value of financial instruments, both on- and off-balance sheet, is affected by changes in the level of interest rates. This interest rate sensitivity can be expressed as a change in value arising from a hypothetical change in the interest rate at any specific point in time. The table displays the calculated negative change in market value given an interest rate change of one percentage point on December 31, 2001.

For each maturity band the table displays the calculated reduction in market value assuming the worst possible outcome for the absolute change within this maturity band for every currency relative to the actual interest rate positions.

The total column expresses the absolute value of the total or the net change in value for each maturity band. The column takes into account that interest rate fixings on assets and liabilities occur at different dates. However, the interest rate sensitivity is over-estimated because it does not take into account the covariance between the interest rates in the different maturity bands.

GROUP

(NOK thousands)	Up to and including 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and including 5 years	Over 5 years	**Total**
Trading:						
USD	235	661	25	217	0	**206**
Other currencies	43	200	18	163	144	**322**
Other than trading:						
NOK	5,879	11,389	2,047	9,331	7,441	**24,328**
USD	637	5,177	7,956	8,221	5,367	**15,730**
Other currencies	11	198	1,118	1,667	2,022	**4,598**

The table does not include the administrative interest rate risk and the interest rate risk related to non-interest earning assets. Under the 108 Agreement, currency and interest rate risk is fully covered by the government. Positions under the 108 Agreement are therefore not included.

38. OFF BALANCE SHEETS TRANSACTIONS

Guarantees

GROUP

(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
Credit default swaps *	**1,351,740**	840,608
Other guarantees **	**180,232**	176,970

* Credit default swaps are derivative transactions between two parties, under which one party undertake credit risk related to a third party against payment. Eksportfinans has entered into five such derivative contracts totaling a face value of USD 150 million, of which USD 50 million result in exposure to an EU-member state, and USD 100 million result in exposure to AAA and AA rated major international banks. The maturities of the derivative contracts are from 2 to 5 years.

** Counter-guaranteed by financial institutions.

Other transactions

GROUP

(NOK thousands)	**Dec 31, 2001**	Dec 31, 2000
Accepted commitments	**4,531,874**	4,001,144
Forward purchase of assets	**1,939,545**	3,326,701

39. COMPARISON WITH U.S. GAAP

(United States Generally Accepted Accounting Principles)

The company's bearer bonds are listed on securities exchanges in several countries. The disposition below shows the differences between Norwegian accounting principles and U.S. GAAP. This representation is used in the quarterly filing with the Securities and Exchange Commission in the United States.

In 2001 new accounting principles were introduced for derivatives in accordance with Financial Accounting Standard 133. Financial derivatives are used to hedge the market risk attached to balance sheet items. In view of the strict formal requirements that apply to hedging, the company has not applied hedge accounting in accordance with FAS 133. All derivatives are therefore stated at fair value. Since the hedged balance sheet items are generally not stated at fair value, this means that income statement accounting is non-symmetrical. Taken separately, calculated unrealized gains or losses do not therefore reflect the company's performance in the accounting period since there will be corresponding unrealized gains or losses among the hedged balance sheet items. This is illustrated in note 32.

(NOK thousands)	2001	2000
Net income as reported in accordance with Norweigan accounting principles	**248,860**	251,326
Adjustments:		
Unrealized loss/(gain):		
Trading portfolio	**(21,264)**	1,328
Available-for-sale securities	**(23,712)**	(1,365)
Unrealized gain/(loss) on derivatives	**1,658,271**	6,265
Income/(expenses) related to reacquired debt	**(21)**	6,221
Other	**896**	896
Tax effect of U.S. GAAP adjustments	**(450,576)**	(3,736)
Income before extraordinary items and cummulative effect of change in accounting principle	**1,412,454**	260,934
Extraordinary income/(expenses) related to reacquired debt, net of related tax effect	**15**	(94)
Cummulative effect of change in accounting principle, net of related tax effect	**624,230**	0
Estimated net income in accordance with U.S. GAAP	**2,036,699**	260,840
Other comprehensive income:		
Unrealized gain/(loss) on available-for-sale securities, net of related tax effect	**(56,860)**	53,099
Transition adjustment cash flow hedge reclassified as earnings	**(877)**	0
Cummulative effect of change in accounting principle, net of related tax effect	**48,573**	0
Estimated comprehensive income in accordance with U.S. GAAP	**2,027,535**	313,939
Shareholders' equity as reported in accordance with Norwegian accounting principles	**2,367,604**	2,215,780
Adjustments:		
Unrealized loss/(gain):		
Trading portfolio	**3,791**	(262)
Available-for-sale securities	**62,197**	4,481
Unrealized gain/(loss) on derivatives	**2,424,777**	6,264
Dividends proposed	**124,430**	125,969
Revaluation	**(50,676)**	(51,572)
Tax effect of U.S. GAAP adjustments of retained earnings	**(683,227)**	10,112
Adjustments to other comprehensive income:		
Unrealized gain/(loss) available-for-sale securities, net of tax effect	**72,463**	81,627
Estimated shareholders' equity in accordance with U.S. GAAP	**4,321,359**	2,392,399

The main causes of the differences are as follows:

Unrealized loss/(gain)

Trading portfolio: Under Norwegian regulations, any unrealized losses or gains on assets and liabilities in the trading portfolio are entered in the statements of income. Under U.S. GAAP, only gains/losses on assets are entered in the statements of income. Liabilities in the trading portfolio are valued at historical cost.

Available-for-sale securities: Under U.S. GAAP, unrealized losses and gains on these securities are charged to equity net after tax. Under Norwegian regulations, only unrealized losses on securities available for sale are entered in the statements of income.

Unrealized gain/(loss) on derivatives

In order to achieve symmetry in recording gains and loss on positions which hedge each other, the annual accounts have been prepared applying hedge accounting. In this connection we refer to the comments in the annual report, the statement of accounting principles, notes 32 and 33, and the introductory comments to this note

Reacquired debt

Under U.S. GAAP, the difference between the reacquisition price and the net carrying amount is posted as an extraordinary item in the statements of income.

Dividend

Under Norwegian regulations, the proposed dividend is provided for as a current liability at the balance sheet date. Under U.S. GAAP, the proposed dividend is included in equity until the Annual General Meeting has approved the dividend.

Revaluation

In 1987 the company wrote up the value of its business premises. Under U.S. GAAP, no revaluation of fixed assets is permitted.

Tax effect of U.S. GAAP adjustments

Taxes entered in the statements of income are calculated in the same way under both the Norwegian and the U.S. GAAP. However, there is a difference because of the tax effect of the different treatment of income statement items, as described above.

40. CONTINGENCIES

The company is party to a dispute with an international bank concerning the early redemption of financial transactions. The disputed amounts will have no material impact on the company's results or financial position.



AUDITOR'S REPORT FOR 2001

To the Council of Representatives and the Annual Shareholders' Meeting of Eksportfinans ASA

We have audited the annual financial statements of Eksportfinans ASA as of December 31, 2001, showing a profit of NOK 248,860,000 for the parent company and a profit of NOK 248,860,000 for the Group. We have also audited the information in the Board of Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of the profit. The financial statements comprise the balance sheets, the statements of income and cash flows, the accompanying notes and the Group accounts. These financial statements are the responsibility of the Company's Board of Directors and the President and CEO. Our responsibility is to express an opinion on these financial statements and on other information according to requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

- the financial statements have been prepared in accordance with the law and regulations and present the financial position of the Company and of the Group as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted in Norway
- the company's management has fulfilled its duty to produce a proper and clearly set out registration and documentation of accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
- the information given in the Board of Directors' report concerning the financial statements, the going concern assumtion, and the proposal for the allocation of the profit are consistent with the financial statements and comply with the law and regulations.

Oslo, February 7, 2002
PricewaterhouseCoopers DA

Einar Westby
State Authorized Public Accountant (Norway)

CONTROL COMMITTEE

Extract of the 2001 report by the Control Committee

The Control Committee has reviewed the presented, completed and audited accounts for 2001, and the auditor's report. The Committee has ascertained that the regulations governing the form and content of the accounts have been observed, and that the depreciation charged and provisions made are sufficient.

The Committee finds that the Board of Director's assessment of Eksportfinans' financial position is adequate, and recommends that the statements of income and balance sheets are adopted as the accounts of the company for 2001.

Oslo, February 20, 2002

Jan Tore Berg-Knutsen
Chairman of the Control Committee

Kristin Normann Aarum
Deputy Chairman of the Control Committee

Harald Ellefsen

Jan Einar Greve

STATEMENT BY THE COUNCIL OF REPRESENTATIVES

Statement to the Shareholders' Assembly

Financial statements for Eksportfinans for 2001 including the annual report, the auditor's report, and the Control Committee's report, has been submitted to the Council of Representatives. The Council of Representatives recommends to the Shareholder's Assembly that the Board of Directors' proposed statements of income and balance sheets are adopted as the company's financial statement for 2001. Furthermore, the Council of Representatives recommends that the Board of Directors' proposals for the disposal of profits and payment of dividends be adopted.

Oslo, March 12, 2002

Jan Einar Greve
Chairman of the Council of Representatives

FIGURES ANALYSIS

GROUP				PARENT COMPANY				
2001	2000	1999 *)	*(NOK millions)*	**2001**	2000	1999	1998	1997
			STATEMENTS OF INCOME					
460	425	384	Net interest income	**392**	389	371	343	307
0	0	0	Income on investments in group companies	**32**	16	4	0	0
7	20	9	Commissions and expenses related to banking services	**7**	20	9	12	16
5	12	1	Net gains/(losses) on securities and foreign currencies	**5**	12	1	(43)	(9)
115	101	90	Net operating expenses	**92**	88	83	78	78
0	0	0	Realized loan losses	**0**	0	0	0	0
343	316	286	Net income before taxes	**330**	309	284	210	204
94	65	74	Income taxes	**81**	58	72	49	53
249	251	212	Net income after taxes	**249**	251	212	161	151
			BALANCE SHEETS					
4,451	4,348	4,588	Loans and receivables due from credit institutions	**28,841**	21,690	12,507	2,196	2,340
50,206	47,738	40,679	Loans and receivables due from customers	**25,481**	30,043	32,072	31,995	24,940
29,549	25,739	21,943	Securities	**29,549**	25,739	22,259	22,551	18,731
			Investments in group companies	**430**	420	215		
922	1,480	2,769	Other assets	**819**	1,409	2,770	2,048	1,070
85,128	79,305	69,979	Total assets	**85,120**	79,301	69,823	58,790	47,081
0	0	113	Liabilities to financial institutions					
73,272	66,561	63,474	Short-term and long-term debt	**73,272**	66,561	63,451	52,822	39,769
6,611	7,522	1,396	Other liabilities	**6,603**	7,518	1,370	1,426	3,081
2,877	3,006	2,912	Subordinated debt/preferred capital securities	**2,877**	3,006	2,912	2,656	2,479
2,368	2,216	2,084	Shareholders' equity	**2,368**	2,216	2,090	1,886	1,752
85,128	79,305	69,979	Total liabilities and shareholders' equity	**85,120**	79,301	69,823	58,790	47,081
			KEY FIGURES					
10.9 %	11.7 %	10.7 %	1. Return on equity after taxes	**10.9 %**	11.7 %	10.7 %	8.8 %	8.7 %
15.0 %	14.8 %	14.7 %	2. Return on equity before taxes	**14.4 %**	14.4 %	14.6 %	12.0 %	12.4 %
			3. Dividends	**7.8 %**	9.3 %	9.3 %	11.3 %	11.7 %
0.39 %	0.32 %	0.36 %	4. Net return on average assets and liabilities	**0.33 %**	0.29 %	0.35 %	0.35 %	0.36 %
0.50 %	0.51 %	0.54 %	5. Return on assets	**0.43 %**	0.47 %	0.52 %	0.56 %	0.59 %
0.13 %	0.12 %	0.12 %	6. Net operating expenses/average assets	**0.10 %**	0.11 %	0.12 %	0.13 %	0.15 %
152	125	198	7. Annual allocation to core capital	**142**	121	198	133	19
51,506	49,115	42,056	8. Total loans	**26,781**	31,420	33,449	33,062	25,846
16,036	17,025	10,784	9. New loans	**6,289**	6,377	6,929	9,277	11,264
16,357	10,779	12,186	10. New long-term borrowings	**16,357**	10,779	12,186	10,786	13,074
25.0 %	27.7 %	30.5 %	11. Capital adequacy	**24.6 %**	27.0 %	30.0 %	33.8 %	39.4 %
62.6 %	51.0 %	36.1 %	12. Public sector borrowers/guarantors	**28.0 %**	23.5 %	19.7 %	18.8 %	23.8 %
98	96	97	Number of employees	**91**	88	91	92	96

*) Group figures are applicable for three years only, as the subsidiary Kommunekreditt Norge AS was acquired in June 1999.

DEFINITIONS KEY FIGURES

1. Net income after taxes/ average equity.

2. Net income before taxes and guarantee commission for the shareholders' guarantee for the company's unsubordinated debt/average equity.

4. Average interest rate on assets less average interest rate on liabilities.

5. Net interest income including provisions/average assets.

6. Net operating expenses (other income, salaries and other administrative and operating expenses + depreciation - rental income)/average assets.

8. Consists of "Loans and receivables due from customers" and part of "Loans and receivables due from credit institutions" in the balance sheets.

OWNERS

	Number of shares	Ownership percentage
Den norske Bank ASA	38,256	25.21
Nordea Bank Norge ASA	35,220	23.21
Union Bank of Norway	30,997	20.42
The Norwegian State represented by the Ministry of Trade and Industry	22,765	15.00
Fokus Bank ASA	12,586	8.29
Nordlandsbanken ASA	2,408	1.59
Sparebanken Hedmark	2,012	1.33
Sparebanken Møre	2,012	1.33
Sparebanken Sør	2,011	1.32
Sparebanken Sogn og Fjordane	1,290	0.85
Romsdals Fellesbank ASA	1,068	0.70
Voss Veksel- og Landmandsbank ASA	464	0.31
Handelsbanken	324	0.21
Sparebanken Pluss	304	0.20
BNP Paribas, Oslo Branch	48	0.03
	151,765	100.00

At the end of 2001 Eksportfinans ASA had share capital of NOK 1,593,532,500 divided into 151,765 shares. Each share had a nominal value of NOK 10,500.

Only banks and the Norwegian State may own shares in Eksportfinans ASA. The company is not listed on Oslo Stock Exchange. Thus, the share turnover is minimal.

For more information on Eksportfinans and its owners, see page 46.

DIRECTORS AND ELECTED OFFICERS AS OF DECEMBER 31, 2001

BOARD OF DIRECTORS, EKSPORTFINANS ASA

Øyvind Birkeland, Chairman
Union Bank of Norway, Oslo

Cato A. Holmsen, Deputy Chairman
FSN Capital Partners AS, Oslo

Erik Borgen,
Den norske Bank ASA, Oslo

Thomas Borgen
Fokus Bank ASA, Trondheim

Åse Aulie Michelet
Amersham Health AS, Oslo

Baard Syrrist
Nordea Bank Norge ASA, Oslo

Tor F. Johansen, President and CEO
Eksportfinans ASA, Oslo

COUNCIL OF REPRESENTATIVES, EKSPORTFINANS ASA

Jan Einar Greve, Chairman, Bergen

Kristin Normann Aarum,
Deputy Chairman, Oslo

Per Andreas Berg, Drammen

Jan Tore Berg-Knutsen, Oslo

Tor Brandeggen, Molde

Kari Broberg, Oslo

Anna Synnøve Bye, Rissa

Einar Enger, Oslo

Per C. Kløvstad, Moss

Elisabeth Krokeide, Vestre Toten

Reidar Lien, Bergen

Nils Moe, Bodø

Sandra Riise, Oslo

Tellef K. Tellefsen, Oslo *)

Deputies:

Sverre Bjertnes, Oslo

Anders Lægreid, Oslo

Ingvild Myhre, Oslo

Jørn Pedersen, Oslo

Claudine Smith, Oslo

Aud Ebba Lie, Oslo *)

*) Employees' representatives

CONTROL COMMITTEE FOR THE GROUP

Jan Tore Berg-Knutsen, Chairman, Oslo

Kristin Normann Aarum,
Deputy Chairman, Oslo

Harald Ellefsen, Trondheim

Jan Einar Greve, Bergen

Deputy:

Terje D. Skullerud, Oslo

BOARD OF DIRECTORS KOMMUNEKREDITT NORGE AS

Tor F. Johansen, Chairman
Eksportfinans ASA, Oslo

Arnulf V. Arnøy, Deputy Chairman
Eksportfinans ASA, Oslo

Anne Marie Gaino
Kautokeino kommune

Sigvart Hovland
Nordea Bank Norge ASA, Moss

Ruth Astrid Mule
Klæbu Kommune

Knut Sæther
Trondheim kommune

Bjarne Jensen, Managing Director
Kommunekreditt Norge AS, Trondheim

FINANCIAL MARKETS IN CHANGE

By professor Preben Munthe

In the 40 years Eksportfinans has existed, the Norwegian financial market has experienced great changes. The words concentration and internationalization capture the essence of these changes, but in turn these are the result of changes in public policy.



CONCENTRATION is easily identified. In 1960 there were 68 commercial banks in Norway. Today there are 22. The same has happened with savings banks; through mergers the number of independent entities has fallen from 597 to 130. The Post Office Savings Bank of Norway was established in 1950, and 50 years later it merged with Den norske Bank.

A similar trend can be seen among financing enterprises. In 1960 there were 15 bond-issuing credit institutions, and in 1965 there were 79 financing companies, but today the numbers have been reduced to eight and 35, respectively. Finally, it may be mentioned that there are fewer Government lending institutions than there were 40 years ago – three as opposed to 11.

The concentration of activity among fewer units is not restricted to financial undertakings. We see the same phenomenon in the wholesale and retail sectors, and in transportation, industry and power production. The process is promoted by the companies themselves, with enhanced profitability as a motivating factor. One company can be run more cheaply than two, and often one company has a stronger market position than two.

Cost reductions are closely related to technical developments, with the IT-revolution playing an especially important role in making it possible to operate profitably on an increasingly larger scale. The management can quickly update themselves on developments in each area of the company. There is instantaneous contact, and the new systems make it easier to prepare updated overviews and make forecasts for the remainder of the budget period.

PUBLIC POLICY has also had a significant influence on the process of concentration in the finance industry. Back in the 1960s, Norway's politicians conducted a restrictive structural policy. It was a very painstaking, cumbersome process for a bank to open a branch in a new location. Both the local authorities and those engaged in local commercial activity were required to say whether, in their opinion, there was any need for the branch, and on the basis of these consultations the authorities made the final decision – yes or no. Similarly, there were strict licensing requirements for new bond-issuing credit companies, and those that were already established had to fight with the authorities to have their lending quotas increased.

The structure of the State's own institutions presented a special problem, and the number of State banks has been reduced as part of a targeted policy aimed at a concentration of activity in this area.



Professor Preben Munthe

The differences between commercial and savings banks in Norway have gradually diminished. Originally, the commercial banks were intended to serve the commercial sector, while the savings banks would serve household economies. There was never any clear demarcation line between the two, since – in a Norwegian context – there is no sharp difference between the commercial and household economies. The two spheres tend to overlap, especially in agriculture, the fisheries, the trades and the wholesale and retail sectors. Even small savings banks have commercial customers, and for the largest of the savings banks corporate clients have become an increasingly important market segment. Similarly, during the last few decades the commercial banks have shown increasing interest in the retail market, both as borrowers and as depositors. While the better off are of particular interest, pensioners with largely untouched deposits are also an attractive group.

The differences between commercial and savings banks will become even more blurred when the Norwegian savings banks are permitted to reorganize as limited companies. It is likely to be easier for them to raise equity when they can issue shares instead of primary capital certificates.

INTERNATIONALIZATION Both groups of banks, but especially the commercial banks, have become more internationalized. Following the abolishment of the strict credit restrictions, the banks have been increasingly inclined to look to the international markets as a source of both funding and investment. The Norwegian market is more integrated with the major markets in London, Frankfurt, New York, Copenhagen and Stockholm. It is not only because of the Norwegian State Petroleum Fund that Oslo has become more visible on the economic map of the world.

At the same time it has become easier for foreign banks to establish branches in Norway, and to take over Norwegian banks. The invation of foreign banks, especially Swedish banks, is likely to maintain. As part of the EEA cooperation, Norwegian authorities will be subjected to increasing pressure to abolish all rules and regulations, which in effect mean national discrimination. It is easy to envisage a future where the Norwegian companies operate mainly in niche areas, just as Eksportfinans does. The main advantage, which these companies have, is their thorough understanding of local conditions, or the experience they have accumulated from decades of work in foreign markets.

RISK MANAGEMENT

Eksportfinans maintains a very conservative risk profile, and considerable resources are allocated in order to identify, monitor and manage the different risk elements.

Eksportfinans has the top ratings AAA from Fitch IBCA, Aaa from Moody's and AA+ from Standard & Poor's. The assigned ratings are partly based on Eksportfinans' asset quality. Thus Eksportfinans aims at high credit quality borrowers, guarantors and other counterparties.

CREDIT RISK

Counterparty credit risk occurs in lending transactions, financial investments and derivative transactions. Export loans are fully credit enhanced, normally with guarantees from financial institutions or governments. Bank guarantors provide unconditional, irrevocable and on-demand guarantees. Guarantees from the Norwegian Guarantee Institute for Export Credits (GIEK) are based on GIEK's standard guarantee form.

Loans to Norwegian local governments are characterized by similar strong credit quality. The local authorities operate under strict regulation and financial control from the central government. Under Norwegian law, local governments cannot go bankrupt, only suspend payments.

The portfolio of financial investments mainly consists of securities issued by financial institutions, sovereigns and other entities with high ratings. Derivative transactions are done with financial institutions and special purpose entities with very high credit ratings.

Credit assessment of foreign counterparties is based on analyses and specifically assigned ratings by the renowned international rating agencies' as a starting point. The quality of the counterparty's home country in a macroeconomic, political, legal and supervisory context is also important.

Credit limits are determined on the basis of Eksportfinans' risk capital, as well as the counterparty's size and risk capital. Maximum limits are subject to the statutory limitations for large exposures with individual clients. The President and CEO determines credit limits within the overall guidelines set by the Board of Directors. The Board of Directors has also established guidelines and given the necessary powers of attorney to the President and CEO for the granting of loans.

Credit exposure is measured on the basis of the nominal amount of the loan guarantee or financial investment. Credit losses from export loans will normally only occur if both the borrower and the guarantor fail. In order to maintain simplicity and extra caution, this double line of defense is not considered in the daily exposure measurement.

The exposure related to derivative contracts is based on the market risks. These are converted to credit risk reflecting that the counterparty might not meet their contractual obligations. All derivative contracts are governed by master agreements developed by the International Swap Dealers Association (ISDA). These agreements assure that netting is legally enforceable. The exposure is measured by calculating the net market value of all eligible transactions with the counterparty. A factor is added to each contract to take account of the potential future exposure that may arise from changes in market prices. The add-on factors used are very conservative and much higher than those required under international capital adequacy regulations.

In order to relieve the internal pressure on certain credit limits, Eksportfinans has entered into a few credit derivative contracts. By acting as an investor in bank credit risk through these transactions, Eksportfinans also diversifies the geographic profile of the credit risk.

Counterparty exposure is measured continuously, and reported regularly. Approved counterparties are subject to an annual credit assessment. The exposure is mostly in the OECD area, and mainly related to Norwegian and European counterparties. The largest single counterparty is the Kingdom of Norway through GIEK.

MARKET RISK

The risk of exchange rate losses is covered by maintaining a balance of liabilities and assets in the respective currencies, and by using financial derivatives.

Eksportfinans' main currency of operation is US dollars, while the accounting currency is Norwegian kroner. The ordinary liquid reserves and profit margins in Eksportfinans may be denominated in US dollars, euro and Norwegian kroner. Where margins are generated in US dollars and euro, translation exposure occurs in relation to Norwegian kroner. The Board of Directors has set the upper limit for aggregate positions of this kind at NOK 180 million. Eksportfinans' overall foreign currency position is shown in note 34.

Interest rate positions are monitored and hedged on a portfolio basis. Positions within the portfolios arise as assets and liabilities have different final maturities and interest rate adjustment dates. Most assets and liabilities have preset interest regulation dates. The interest rate is usually fixed or fixing at a margin to an interest rate index. Exceptions include the shareholders' equity and loans to local governments provided by Kommunekreditt, where the lender has the right to change the absolute interest rate on the loans with only a short notice period to the borrower.

The upper limit for aggregate interest rate risk as determined by the Board of Directors is NOK 70 million in all portfolios, based on weighted duration, and assuming parallel interest rate shifts of 0.7 – 1.0 percent in different time bands. The limit corresponds to less than two percent of Eksportfinans' risk capital. In order to restrict the losses from adverse interest rate movements occurring on any given day, additional so-called stop loss-limits are established. When these limits are exceeded the positions shall be neutralized. Further specification of interest rate sensitivity is shown in note 37.

The 108 agreement with the Norwegian Ministry of Trade and Industry regulates Eksportfinans' financing of export contracts according to regulations set by the OECD. Interest and exchange rate exposures related to lending, funding and investments of liquidity under this agreement are adequately hedged. Any residual cost or profit arising from the non-perfect hedges will be accounted to the Ministry.

The maturity of Eksportfinans' debt involves limited uncertainty due to the fact that Eksportfinans does not take deposits. This uncertainty is generally benign as some investors have the option to prolong their investment in securities issued by Eksportfinans.

Risk associated with possible insufficient liquidity to meet financial obligations is managed by operating several long-term and short-term borrowing programs that provide quick and simple access to the funding markets. In addition, a high portion of total assets are kept as liquidity.

The volume of assets that eventually will end up needing to be refinanced depends on the liquidity and actual maturity characteristics of the assets. When using accounting rules, as in note 35 on balance sheet maturities, Eksportfinans has negative liquidity coverage in all bands up to five years. The note overstates the volume of assets that will need refinancing from the funding markets. It does not reflect that the agreed option to reprise loans may change the actual maturity, nor that liquid financial assets may be sold long before final maturity.

A net margin risk may occur when long-term assets with preset margins above an interest rate index such as LIBOR sometimes have to be funded at unknown margins below the same index. This risk is in effect maintained at a very low level.

Geografical distribution of measured credit exposure at Dec 31, 2001


4.6% Canada
55.6% Norway
3.2% France
7.5% USA
3.2% Germany
3.0% UK
5.7% Nordic countries (except Norway)
8.1% Other EU
2.2% Japan
6.9% Others

OPERATIONAL RISK

Eksportfinans has considerable operational expertise. Maintaining the continuity and stability in the organization is a high priority. Business is formally managed through a set of guidelines and procedures. The Board of Directors has established overall guidelines for the various types of activity and risk. Administrative instructions and procedures for everyday operations supplement the guidelines.

Responsibilities are clearly divided between front office activities and control and follow-up functions. A separate Middle Office conducts ongoing monitoring and reporting of interest rate, credit and foreign currency risks. The Risk Management Department is responsible for developing the guidelines and principles used for measuring, monitoring and managing the different risks in addition to performing credit analyses.

As a supplement to internal procedures, systems and the external audit, Eksportfinans has an external internal auditor who assists in improving the management and control of commercial risks. The institution's legal department is extensively supported by external legal expertise when managing the documentary risk where agreements are governed by the law of foreign jurisdictions.

Credit exposure - measured Dec 31, 2001


68.5% High investment grade, > A
20.2% Medium investment grade, = A
7.3% Low investment grade, < A
4.0% Not rated
70
60
50
40
30
20
10
0

EKSPORTFINANS AND ITS OWNERS

Eksportfinans was established in 1962 on the initiative of a broad range of Norwegian commercial banks and the Ministry of Finance. Ever since, the institution's relationship with its owners has been an engaging balance of interests, with competition on the one hand and cooperation on the other.

With the gradual merging of the commercial banks, the savings banks have also entered the picture and Eksportfinans is currently owned by both small and large banks operating in Norway, in addition to the State. The Board of Directors includes persons in central positions with the largest of the owner banks;
Den norske Bank, Fokus Bank, Union Bank of Norway and Nordea Bank Norge. The good climate of cooperation that exists is the result of a process whereby representatives from the banks – who are otherwise competitors – must agree on products and solutions that are in the best interests of all concerned, not least the customers.

LARGE OWNER BANKS It is very often the case that Eksportfinans' services complement the owners' other offers. Loans from Eksportfinans combined with guarantees from owner banks and the government guarantee institute, GIEK, provide the Norwegian export industry with competitive financing. In the small Norwegian market, experience shows that the most successful approach is to concentrate on special expertise of this kind through a jointly owned institution. Eksportfinans has access to long-term funding at a lower cost than even the large Norwegian banks can match. There have also been times, as was the case during the bank crisis early in the 1990s, when the owner banks chose to channel parts of their lending activity through Eksportfinans.

The largest owners are total suppliers of financial services and products at an international level. Here, cooperation – and competition – with Eksportfinans takes place on many different levels. As well as an ongoing exchange of information in the spheres of law, finance, IT and other operations-related areas, the institution benefits greatly from its good cooperation with Norwegian banks when it comes to financial transactions and other business areas on market-based terms.

Although Eksportfinans and the banks have had a close relationship ever since the institution was established, the form of cooperation has been developed and modernized over the years. Previously, the owner banks guaranteed a large part of the institution's funding. They also participated in all of Eksportfinans' bond issues, in both the domestic and the international markets, by predetermined rotation. Today, the banks are mainly very competitive suppliers of interest rate and currency products in the Norwegian market, as well as brokers of financial investments.

DISTRICT BANKS Small and medium-sized export companies are situated throughout Norway, and the cooperation between their local bank and Eksportfinans makes it possible to provide good financing solutions. The exporters see the benefits of using the relationship with their local bank, and at the same time Eksportfinans can contribute by providing specialized products and an international expertise that the bank in many cases does not have.

In the last few years the subsidiary, Kommunekreditt, has benefited from the good cooperation with Eksportfinans' owner banks in connection with long-term loans to the Norwegian local government sector.

GOVERNMENT LINK For several decades Eksportfinans has administered the government export financing scheme in Norway on behalf of the Norwegian authorities, as well as having responsibility for managing government grants for ships built in Norway. The institution has also managed the mixed credit scheme in cooperation with the Norwegian Agency for Development Cooperation (NORAD). This cooperation with the authorities has been fruitful and useful for both parties, and it is in constant development.

In view of the fact that a number of Eksportfinans' owner banks have been acquired by foreign banks in recent years, the need arose to strengthen the institution's links with the central government and also its role as an agent of the Norwegian government. This was achieved through the State's acquisition of an owner interest in Eksportfinans in 2001, which is reflected in the stabilizing effect this has on the institution's rating and funding terms, thus providing a sound basis for further development of the activities of Eksportfinans.

THE CORE BUSINESS

The core of Eksportfinans' activity is to raise funds on favorable terms in the domestic and international capital markets, investing them and passing them on as attractive loans to the Norwegian export industry and the local government sector.

FUNDING The main objective of the company's funding activities is to obtain long-term funding for the institution at the lowest possible cost. Today the company is the largest international bond issuer in Norway. The funding is generated through bond issues in a variety of currencies. In 2001, Eksportfinans raised the equivalent of NOK 16.4 billion in long-term funding.

In order to obtain favorable funding, the institution has an active approach towards existing and prospective investors, as well as institutions acting on their behalf. Investor presentations, individual meetings and road shows in relevant markets are important factors in this field.

SERVING THE EXPORT INDUSTRY In the lending area, Eksportfinans' primary objective is to be the customers' first choice as a supplier of financial services within the company's areas of activity, and to be a center of expertise for its clients. One of Eksportfinans' main tasks is to help Norwegian companies to secure export contracts. Important factors in this connection are stable and close customer contact, and continuous product development and market surveillance, both nationally and internationally.

A key area of activity is the long-term financing of contracts for exports of capital goods manufactured in Norway. Another important field is the financing of contracts placed with Norwegian shipyards. As well as financing specific contracts, the institution provides loans to the Norwegian export industry in general, often in cooperation with Norwegian or international banks. Advisory services to clients have also become an important activity for Eksportfinans.

Under its by-laws, Eksportfinans is required to limit its credit risk, and all loans must therefore be secured by guarantees from banks or GIEK.

THE LOCAL GOVERNMENT SECTOR
Kommunekreditt extends loans to Norwegian local and county authorities and their enterprises, as well as to intermunicipal companies and companies with government guarantees. Kommunekreditt's client base includes around 70 percent of the Norwegian local governments.

The company's by-laws permit direct coverage of the municipal risk. Financing is arranged through the funding activities of Eksportfinans.



MEXICO In 2001, Eksportfinans signed two credit agreements with Pemex, the national oil company of Mexico. Agreements of this kind simplify the financing of individual contracts and help strengthen the competitive position of Norwegian companies in the international markets. The Pemex agreements are linked to the "Cantarel" development projects and general sales to Pemex.

In October the agreements were used for the first time when contracts were signed between Pemex and the Norwegian companies District Offshore and Prosafe, thereby securing financing. The deliveries relates to the lease of an anchor-handling vessel on a time charter and an accommodation rig.

ALBANIA AND LIBERIA In December, Eksportfinans disbursed a loan of EUR 4.3 million to Millenium Star Ltd., a Liberian company, which has signed a charter party with Quality Marine Management, Albania. The vessel is a catamaran passenger ferry which will sail between Durres in Albania and Bari in Italy. The loan is guaranteed by GIEK and the Norwegian savings bank Sparebank1 Vest and runs for eight years.

The ferry, supplied by Fjellstrand AS in Omastrand, replaces two old catamarans which have been in service between the two ports for about one year. Quality Marine is owned and run by a Norwegian resident in Albania.

LOCAL GOVERNMENT LOANS Ålesund Local Authority and Ålesund Port Authority are among Kommunekreditt's largest customers in the county of Møre & Romsdal. The county itself is the company's largest borrower. Ålesund Port is the main port between Bergen and Trondheim, enjoying the status of a national port. The port is a junction for the region's active commercial sector, which experienced a significant increase in exports throughout the 1990s. One third of Norway's total exports of fish passes through the port of Ålesund. There is also a high level of freight and container traffic – and Ålesund is a port of call for an increasing number of cruise ships.

DOMINICAN REPUBLIC Eksportfinans recently signed a loan agreement in the Dominican Republic. The loan will finance a project involving irrigation, water supply, flood prevention and power supply in this Caribbean island. The work will be carried out by a consortium headed by the Norwegian company NCC International AS. NCC in Sweden is also one of the suppliers. Norwegian tunnel technology was the decisive factor which secured the contract for Norwegian interests.

The project involves the largest contract financing ever provided by Eksportfinans, consisting of two loans, one for USD 170 million and one for USD 40 million – both on market terms. The first loan is guaranteed by GIEK and EKN (the Swedish Export Credits Guarantee Board), while private guarantees cover the second loan. An innovative feature of this financing package is the fact that Eksportfinans has been a total supplier in relation to the customer.

NAMIBIA A fisheries inspection vessel is due to be delivered from Moen Slipp in Kolvereid to Namibia in the spring of 2002. NORAD (the Norwegian Agency for Development Cooperation), which has previously also given substantial aid to the fisheries sector in Namibia, has provided a mixed credit for this new project.

The grant from NORAD is mainly intended to subsidize the loan interest rate. The total financing from Eksportfinans amounts to 85 percent of the contract price of NOK 90 million. The maturity of the loan is 10 years and the entire amount is guaranteed by GIEK.

LENDING STATISTICS

Total contract financing in 2001 by type of industry (NOK billions)



- 1.8 Energy
- 0.5 Environment
- 0.7 Telecommunications
- 1.1 Ship's equipment
- 1.1 Rigs/offshore
- 1.7 Capital goods
- 10.2 Ships

Capital goods include different kinds of machinery, equipment and related services which are not covered by the other specific categories.

New loans in 2001 by country (NOK billions)



- 4.9 Norway, export related activities
- 9.7 Norway, Kommunekreditt
- 0.3 Other industrialized countries
- 0.8 Developing countries
- 0.3 Eastern Europe

Government-secured lending



- 2.2% Industrialized countries excluding Norway
- 16.7% Developing countries
- 2.1% Eastern Europe
- 76.7% Local government guarantees
- 2.3% Norway

Government-secured lending amounted to 62.6 percent of total lendings.

New loans by main lending categories (NOK billions)



20
15
10
5
0
97 98 99 00 01

- Financing of Norwegian export industry
- Financing of capital goods exports
- Financing for owners and government
- Financing to Norwegian local government sector

Total outstanding loans by loan type (NOK billions)



60
50
40
30
20
10
97 98 99 00 01

- Government-supported loans
- Commercial loans – export related
- Commercial loans – local government sector

Subsidiary:

Kommunekreditt Norge AS
Beddingen 8
7014 Trondheim, Norway
Telephone: +47 73 80 95 80
Fax: +47 73 80 95 81
www.kommunekreditt.no



Design/layout: Aksent Kommunikasjon AS Photographer: Ole Walter Jacobsen

EKSPORTFINANS

Eksportfinans ASA – Dronning Mauds gate 15
P. O. Box 1601 Vika, N-0119 Oslo, Norway
Telephone +47 22 01 22 01 – Fax +47 22 01 22 02
Foretaksregisteret NO 816 521 432
www.eksportfinans.no